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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   FORM 10/A

                                Amendment No. 1

                   GENERAL FORM FOR REGISTRATION OF SECURITIES
                            PURSUANT TO SECTION 12(b)
                 OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

                              FGBC Bancshares, Inc.
             (Exact name of registrant as specified in its charter)

                Georgia                                          20-02743161
    (State or other jurisdiction of                            (I.R.S. Employer
     incorporation or organization)                          Identification No.)


   101 Main Street, Franklin, Georgia                                30217
(Address of principal executive offices)                          (Zip Code)


          Issuer's telephone number, including area code: (678)839-6870

      Name of each exchange on which each class is to be registered: None.

     Securities to be registered pursuant to Section 12(b) of the Act: None.

    Securities to be registered pursuant to Section 12(g) of the Act: _____

                           Common Stock, No Par Value
                                (Title of class)

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                                Table of Contents

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                                                                            Page
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
ITEM 1.  Business........................................................     3
ITEM 1A. Risk Factors....................................................    15
ITEM 2.  Financial Information...........................................    17
ITEM 3.  Properties......................................................    30
ITEM 4.  Security Ownership of Certain Beneficial Owners and Management..    30
ITEM 5.  Directors and Executive Officers................................    32
ITEM 6.  Executive Compensation..........................................    34
ITEM 7.  Certain Relationships and Related Transactions..................    37
ITEM 8.  Legal Proceedings...............................................    37
ITEM 9.  Market Price of and Dividends on the Registrant's Common
         Equity and Related Shareholder Matters..........................    38
ITEM 10. Recent Sales of Unregistered Securities.........................    38
ITEM 11. Description of Registrant's Securities to be Registered.........    39
ITEM 12. Indemnification of Directors and Officers.......................    39
ITEM 13. Financial Statements and Supplementary Data.....................    40
ITEM 14. Changes and Disagreements with Accountants on Accounting and
         Financial Disclosure............................................    40
ITEM 15. Financial Statements and Exhibits...............................    40
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ITEM 1. BUSINESS.

OVERVIEW

     FGBC Bancshares, Inc. (the "Company", "we" or "us") was organized in 2004 as a Georgia corporation for the purpose of acquiring all of the common stock of the Bank, a Georgia bank that opened for business on November 3, 2003. On March 10, 2005 the Company became the sole shareholder of the Bank by virtue of a share exchange whereby each shareholder of the Bank exchanged their Bank stock for an equal number of shares in the Company (by virtue of the share exchange stock certificates that previously represented Bank Stock were automatically deemed to represent Company stock). The Company is a bank holding company within the meaning of the Bank Holding Company Act of 1956 and the Georgia Bank Holding Company Act.

     The Company was organized to facilitate the Bank's ability to serve its customers' requirements for financial services. The holding company structure provides flexibility for expansion of our banking business through the possible acquisition of other financial institutions and the provision of additional banking-related services which the traditional commercial bank may not provide under present laws. We have no present plans to acquire any operating subsidiaries other than the Bank. It is expected, however, that we may make additional acquisitions in the future if such acquisitions are deemed to be in the best interest of our shareholders. Any acquisitions will be subject to certain regulatory approvals and requirements.

     The Bank is a full service commercial bank located at 101 Main Street, Franklin, Georgia 30217 (Heard County). In addition to the Heard County location the Bank currently has two Full-service branches and five branches under construction. The Bank's full-service branches are located in Carroll and Haralson counties, Georgia. The Bank is constructing branches in Banks, Habersham, Jackson, Muscogee and Whitfield Counties, Georgia. We will operate out of temporary modular facilities or leased strip-shopping center space until construction of each respective branch is completed. The Bank's primary service area includes Banks, Carroll, Habersham, Haralson, Heard, Jackson, Muscogee and Whitfield Counties, Georgia. The Bank, however, also serves the adjacent areas, or parts thereof. The principal business of the Bank is to accept deposits from the public and to make loans and other investments. The principal source of funds for the Bank's loans and investments are demand, time, savings, and other deposits (including negotiable orders of withdrawal, or NOW accounts), amortization and prepayments of loans and borrowings. The principal sources of income for the Bank are interest and fees collected on loans, interest and dividends collected on other investments and service charges. The principal expenses of the Bank are interest paid on savings and other deposits (including NOW accounts), interest paid on other borrowings by the Bank, employee compensation, office expenses and other overhead expenses.

     We have lost money in each of our three years of existence. Through December 31, 2005 We had a cumulative loss of approximately $2.9 million. New banks generally incur substantial start-up expenses and are rarely profitable in the early stages of their lives. Our start-up expenses have been further increased due to our stratey of rapid growth, we expect this strategy to begin paying off in 2006. If it does, we should be able to generate profits in the near future.

TYPES OF LOANS

     Below is a description of the principal categories of loans that we make through our bank subsidiary and the relative risks involved with each category. As of March 31, 2006 47.89% of our loan portfolio consisted of commercial and industrial loans, 8.75% of our loan portfolio consisted of commercial real estate loans, 18.11% of our loan portfolio consisted of construction and development loans and 25.25% of our loan portfolio consisted of consumer loans.

     Commercial and Industrial Loans. We make loans to small- to medium-sized businesses in our primary market areas for purposes such as new or upgrades to plant and equipment, inventory acquisition and various working capital purposes. Commercial loans are granted to borrowers based on cash flow, ability to repay and degree of management expertise. This type loan may be subject to many different types of risk, which will differ depending on the particular industry a borrower is engaged in. General risks to an industry, or segment of an industry, are monitored by senior management on an ongoing basis. When warranted, individual borrowers who may be at risk due to an industry condition may be more closely analyzed and reviewed at a loan committee or board of directors level. On a regular basis, commercial and industrial borrowers are required to submit statements of financial condition relative to their business to us for review. These statements are analyzed for trends and the loan is assigned a credit grade accordingly. Based on this grade, the loan may receive an increased degree of scrutiny by management up to and including additional loss reserves being required.

     Commercial loans will usually be collateralized. Generally, business assets are used and may consist of general intangibles, inventory, equipment or real estate. Collateral is subject to risk relative to conversion to a liquid asset if necessary as well as risks associated with degree of specialization, mobility and general collectability in a default situation. To mitigate this risk to collateral, it is underwritten to strict standards including valuations and general acceptability based on our ability to monitor its ongoing health and value.

     Consumer Loans. We offer a variety of loans to retail customers in the communities we serve. Consumer loans in general carry a moderate degree of risk compared to other loans. They are generally more risky than traditional residential real estate but less risky than commercial loans. Risk of default is usually determined by the well being of the local economies. During times of economic stress there is usually some level of job loss both nationally and locally, which directly affects the ability of the consumer to repay debt. Risk on consumer type loans is generally managed though policy limitations on debt levels consumer borrowers may carry and limitations on loan terms and amounts depending upon collateral type.

     Various types of consumer loans include the following:

          -    home equity loans - open and closed end;

          -    vehicle financing;

          -    loans secured by deposits;

          -    overdraft protection lines; and

          -    secured and unsecured personal loans.

     The various types of consumer loans all carry varying degrees of risk. Loans secured by deposits carry little or no risk. Home equity lines carry additional risk because of the increased difficulty of converting real estate to cash in the event of a default. However, underwriting policy provides mitigation to this risk in the form of a maximum loan to value ratio of 90% on a collateral type that has historically appreciated in value. The Bank also requires the customer to carry adequate insurance coverage to pay


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all mortgage debt in full if the collateral is destroyed. Vehicle financing carries additional risks over loans secured by real estate in that the collateral is declining in value over the life of the loan and is mobile. Risks inherent in vehicle financing are managed by matching the loan term with the age and remaining useful life of the collateral to ensure the customer always has an equity position and is never "upside down." Collateral is protected by requiring the customer to carry insurance showing us as loss payee. We also have a blanket policy that covers us in the event of a lapse in the borrower's coverage and also provides assistance in locating collateral when necessary. Secured personal loans carry additional risks over the previous types in that they are generally smaller and made to borrowers with somewhat limited financial resources and credit histories. These loans are secured by a variety of collateral with varying degrees of marketability in the event of default. Risk on these types of loans is managed primarily at the underwriting level with strict adherence to debt to income ratio limitations and conservative collateral valuations.
Other unsecured personal loans carry the greatest degree of risk in the consumer portfolio. Without collateral, we are completely dependent on the commitment of the borrower to repay and the stability of the borrower's income stream. Again, primary risk management occurs at the underwriting stage with strict adherence to debt to income ratios, time in present job and in industry and policy guidelines relative to loan size as a percentage of net worth and liquid assets.

     Construction and Development Loans. We make residential construction and development loans to customers in our market area. Loans are granted for both speculative projects and those being built with end buyers already secured. This type loan is subject primarily to market and general economic risk caused by inventory build-up in periods of economic prosperity. During times of economic stress, this type loan has typically had a greater degree of risk than other loan types. To mitigate that risk, the board of directors and management reviews the entire portfolio on a periodic basis. The percentage of our portfolio being built on a speculative basis is tracked very closely. On a quarterly basis the portfolio is segmented by market area to allow analysis of exposure and a


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comparison to current inventory levels in these areas.

     Commercial Real Estate Loans. We grant loans to borrowers secured by commercial real estate located in our market area. In underwriting these type loans, we consider the historic and projected future cash flows of the real estate. We make an assessment of the physical condition and general location of the property and the effect these factors will have on its future desirability from a tenant standpoint. We will generally lend up to a maximum 85% loan to value ratio and require a minimum debt coverage ratio of 120% or other compensating factors.

     Commercial real estate offers some risks not found in traditional residential real estate lending. Repayment is dependent upon successful management and marketing of properties and on the level of expense necessary to maintain the property. Repayment of these loans may be adversely affected by conditions in the real estate market or the general economy. Also, commercial real estate loans typically involve relatively large loan balances to a single borrower. To mitigate these risks, we monitor our loan concentration and loans are audited by a third party auditor. This type loan generally has a shorter maturity than other loan types giving the Bank an opportunity to reprice, restructure or decline to renew the credit. As with other loans, all commercial real estate loans are graded depending upon strength of credit and performance. A lower grade will bring increased scrutiny by management and the board of directors.

LOAN PARTICIPATIONS

     Although we have not done so to date, we may sell loan participations in the ordinary course of business when an originated loan exceeds our legal lending limit as defined by state banking laws. These loan participations would be sold to other financial institutions without recourse. We may also purchase loan participations from time to time from other banks in the ordinary course of business, usually without recourse. Purchased loan participations would be underwritten in accordance with our loan policy and represent a source of loan growth to the Bank. Although the originating financial institution provides much of the initial underwriting documentation, management is responsible for the appropriate underwriting, approval and the on-going evaluation of the loan. One risk associated with purchasing loan participations is that we often rely on information provided by the selling bank regarding collateral value and the borrower's capacity to pay. To the extent this information is not accurate, we may experience a loss on these participations. Otherwise, we believe that the risk related to purchased loan participations is consistent with other similar type loans in the loan portfolio. If a purchased loan participation defaults, we usually have no recourse against the selling bank but will take other commercially reasonable steps to minimize our loss.

MANAGEMENT'S POLICY FOR DETERMINING THE LOAN LOSS ALLOWANCE

     The allowance for loan losses represents management's assessment of the risk associated with extending credit and its evaluation of the quality of the loan portfolio. In calculating the adequacy of the loan loss allowance, management evaluates the following factors:

          -    the asset quality of individual loans;

          - changes in the national and local economy and business conditions/development, including underwriting standards, collections, charge off and recovery practices;

          -    changes in the nature and volume of the loan portfolio;

          - changes in the experience, ability and depth of our lending staff and management;

          - changes in the trend of the volume and severity of past dues and classified loans; and trends in the volume of non-accrual loans, troubled debt restructurings and other modifications;

          - possible deterioration in collateral segments or other portfolio concentrations;

          - historical loss experience (when available) used for pools of loans (ie. collateral types, borrowers, purposes, etc.);

          - changes in the quality of our loan review system and the degree of oversight by our board of directors;

          - the effect of external factors such as competition and the legal and regulatory requirement on the level of estimated credit losses in our current loan portfolio; and

          -    off-balance sheet credit risks.

These factors are evaluated monthly and changes in the asset quality of individual loans are evaluated as needed.

     All of our loans are assigned individual loan grades when underwritten. Following guidelines established by the FDIC and the State of Georgia Department of Banking and Finance, we have established minimum general reserves based on the asset quality grade of the loan. General reserve factors applied to each rating grade are based upon management's experience and common industry and regulatory guidelines.

     After a loan is underwritten and booked, loans are monitored or reviewed by the account officer, management, internal loan review personnel, and external loan review personnel during the life of the loan. Payment performance is monitored monthly for the entire loan portfolio, account officers contact customers during


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the course of business and may be able to ascertain if weaknesses are developing with the borrower, external loan personnel perform an independent review annually, and federal and state banking regulators perform periodic reviews of the loan portfolio. If weaknesses develop in an individual loan relationship and are detected, the loan is downgraded and higher reserves are assigned based upon management's assessment of the weaknesses in the loan that may affect full collection of the debt. If a loan does not appear to be fully collectible as to principal and interest, the loan is recorded as a non-accruing loan and further accrual of interest is discontinued while previously accrued but uncollected interest is reversed against income. If a loan will not be collected in full, the allowance for loan losses is increased to reflect management's estimate of potential exposure of loss.

     Our net loan losses to average total loans was 0.18% for the period ended December 31, 2005. Historical performance, however, is not an indicator of future performance and forward results could differ materially. Management believes that based upon historical performance, known factors, management's judgment, and regulatory methodologies, that the current methodology used to determine the adequacy of the allowance for loan losses is reasonable.

     Our allowance for loan losses is also subject to regulatory examinations and determinations as to adequacy, which may take into account such factors as the methodology used to calculate the allowance for loan losses and the size of the allowance for loan losses in comparison to a group of peer banks identified by the regulators. During their routine examinations of banks, regulatory agencies may require a bank to make additional provisions to its allowance for loan losses when, in the opinion of the regulators, credit evaluations and allowance for loan loss methodology differ materially from those of management.

     While it is our policy to charge off in the current period loans for which a loss is considered probable, there are additional risks of future losses that cannot be quantified precisely or attributed to particular loans or classes of loans. Because these risks include the state of the economy, management's judgment as to the adequacy of the allowance is necessarily approximate and imprecise.

MANAGEMENT'S POLICY FOR INVESTING IN SECURITIES

     Funds that are not otherwise needed to meet our loan demand may be invested in accordance with our investment policy. The purpose of the investment policy is to provide a guideline by which these funds can best be invested to earn the maximum return, yet still maintain sufficient liquidity to meet fluctuations in our loan demand and deposit structure. The investment policy adheres to the following objectives:

          - provide an investment medium for funds which are not needed to meet loan demand or deposit withdrawal;

          - optimize income generated from the investment account consistent with the stated objectives for liquidity and quality standards;

          -    meet regulatory standards;

          - provide collateral which we are required to pledge against public monies;

          - provide an investment medium for funds which may be needed for liquidity purposes; and

          - provide an investment medium which will balance market and credit risk for other assets and our liability structure.

INDUSTRY AND COMPETITION

     Our primary service area covers various counties located in the Western and Northern parts of Georgia. These counties include Heard, Banks, Carroll, Haralson, Jackson, Muscogee and Whitfield. Our marketing strategy emphasizes our local nature and involvement in the communities located in our primary service area. Over the last 10 years numerous interstate acquisitions involving Georgia-based financial institutions have been announced or consummated. Though interstate banking has resulted in significant changes in the structure of financial institutions in the southeastern region, including the Bank's primary service areas, management does not feel that such changes have had or will have a significant impact upon our operations.


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     The Bank encounters vigorous competition from other commercial banks, savings and loan associations and other financial institutions and intermediaries in its primary service areas. The Bank competes with other banks in its primary service area in obtaining new deposits and accounts, making loans, obtaining branch banking locations and providing other banking services. The Bank also competes with savings and loan associations and credit unions for savings and transaction deposits, time deposits and various types of retail and commercial loans.

     The Bank must compete with other financial intermediaries, including mortgage banking firms and real estate investment trusts, small loan and finance companies, insurance companies, credit unions, leasing companies and certain government agencies. Competition exists for time deposits and, to a more limited extent, demand and transaction deposits offered by a number of other financial intermediaries and investment alternatives, including money market mutual funds, brokerage firms, government and corporate bonds and other securities.

     Competition for banking services in the State of Georgia is not limited to institutions headquartered in the State. A number of large interstate banks, bank holding companies and other financial institutions and intermediaries have established loan production offices, small loan companies and other offices and affiliates in the State of Georgia. Many of the interstate financial organizations that compete in the Georgia market engage in regional, national or international operations and have substantially greater financial resources than we do.

     We expect that competition will remain intense in the future due to State and Federal laws and regulations, and the entry of additional bank and non-bank competitors in our markets.

EMPLOYEES

     We had 147 full-time equivalent employees as of March 31, 2006. In connection with our expansion into new markets we expect to hire approximately 15 employees over the next several months.

RISK FACTORS

The following paragraphs describe material risks that we face.

     THE MARKETS FOR OUR SERVICES ARE HIGHLY COMPETITIVE AND WE FACE SUBSTANTIAL COMPETITION.

     The banking business is highly competitive. We compete as a financial intermediary with other commercial banks, savings and loan associations, credit unions, finance companies, mutual funds, insurance companies and brokerage and investment banking firms soliciting business from residents of and businesses located in our market areas, many of which have greater resources than we have. Many of our competitors enjoy competitive advantages, including greater financial resources, a wider geographic presence, the ability to offer additional services, more favorable pricing alternatives and lower origination and operating costs. This competition could result in a decrease in loans we originate and could negatively affect our results of operations.

     In attracting deposits, we compete with insured depository institutions such as banks, savings institutions and credit unions, as well as institutions offering uninsured investment alternatives, including money market funds. Traditional banking institutions, as well as entities intending to transact business solely online, are increasingly using the Internet to attract deposits without geographic or physical limitations. In addition, many non-bank competitors are not subject to the same extensive regulations that govern us. These competitors may offer higher interest rates than we offer, which could result in either attracting fewer deposits or increasing our interest rates in order to attract deposits. Increased deposit competition could increase our cost of funds and could affect adversely our ability to generate the funds necessary for our lending operations, which would negatively affect our results of operations.

     IF ECONOMIC CONDITIONS IN OUR MARKET AREAS DETERIORATE, OUR BUSINESS MAY BE NEGATIVELY AFFECTED.

     Our success depends on the general economic conditions of the markets we serve. Our operations are concentrated in Banks, Carroll, Habersham, Haralson, Muscogee and Whitfield Counties, Georgia. If economic conditions in these markets are unfavorable or deteriorate, the number of borrowers that are unable to repay their loans on a timely basis could increase. This could lead to higher rates of loss and loan payment delinquencies. These factors could have a negative effect on our business, financial condition and results of operations.

     LOSING KEY PERSONNEL WILL NEGATIVELY AFFECT US.

     Competition for personnel is stronger in the banking industry than many other industries, and we may not be able to attract or retain the personnel we require to compete successfully. We currently depend heavily on the services of our Chief Executive Officer, Jackie L. Reed, and a number of other members of our senior management team. While each member of our senior management team has an employment contract, nothing in these contracts prevents these individuals from leaving the Company or the Bank at any time they choose. Losing Mr. Reed's services or those of other members of senior management could affect us in a material and adverse way. Our success will also depend on attracting and retaining additional qualified management personnel.

     THERE ARE LIMITATIONS ON YOUR ABILITY TO TRANSFER THE COMPANY'S COMMON
STOCK.

     To date our common stock has not been registered under the Securities Act of 1933 or similar state securities laws and cannot be resold unless it is registered or exempt from registration under such laws. Furthermore, there is no public trading market for the shares of our common stock, and we do not anticipate that a market for our common stock will develop in the near future. As a result, shareholders who may wish or need to dispose of all or a part of their investment in our common stock may not be able to do so except by private direct negotiations with third parties, assuming that third parties are willing to purchase our common stock.

     WE DO NOT INTEND TO PAY DIVIDENDS ON OUR COMMON STOCK.

     We have never declared or paid cash dividends on our common stock. We have no current intentions to pay dividends and cannot assure that we will be able to pay dividends in the future. In addition, our ability to pay dividends is subject to regulatory limitations.

     WE HAVE A LIMITED OPERATING HISTORY.

     We opened for business less than three years ago. Although we have grown very rapidly, we have a relatively short operating history and we may not continue to perform as well in the future as we have in the past.

     WE ENCOUNTER TECHNOLOGICAL CHANGE CONTINUALLY AND HAVE FEWER RESOURCES THAN MANY OF OUR COMPETITORS TO INVEST IN TECHNOLOGICAL IMPROVEMENTS.

     The financial services industry is undergoing rapid technological changes, with frequent introductions of new technology-driven products and services. In addition to serving customers better, the effective use of technology increases efficiency and enables financial institutions to reduce costs. Our success will depend in part on our ability to address our customers' needs by using technology to provide products and services that will satisfy customer demands for convenience, as well as to create additional efficiencies in our operations. Many of our competitors have substantially greater resources to invest in technological improvements than we have. We may not be able to implement new technology-driven products and services effectively or be successful in marketing these products and services to our customers.

     WE MAY NOT BE ABLE TO SUCCESSFULLY EXPAND INTO NEW MARKETS.

     We have opened or are in the process of opening several new branches. We may not be able to successfully manage this growth with sufficient human resources, training and operational, financial and technological resources. Any such failure could have a material adverse effect on our operating results and financial condition.

                           SUPERVISION AND REGULATION

     Both the Company and the Bank are subject to extensive state and federal banking regulations that impose restrictions on and provide for general regulatory oversight of their operations. These laws generally are intended to protect depositors and not shareholders. The following discussions describes the material elements of the regulatory framework that applies to us.

FGBC BANCSHARES

     Since we own all of the capital stock of the Bank, we are a bank holding company under the federal Bank Holding Company Act of 1956 (the "BHC Act"). As a result, we are primarily subject to the supervision, examination, and reporting requirements of the BHC Act and the regulations of the Board of Governors of the Federal Reserve System (the "Federal Reserve"). As a bank holding company located in Georgia, the Georgia Department of Banking and Finance (the "GDBF") also regulates and monitors all significant aspects of our operations.

     ACQUISITION OF BANKS.

     The BHC Act requires every bank holding company to obtain the Federal Reserve's prior approval before:

          - acquiring direct or indirect ownership or control of any voting shares of any bank if, after the acquisition, the bank holding company will directly or indirectly own or control more than 5% of the bank's voting shares;

          -    acquiring all or substantially all of the assets of any bank; or

          -    merging or consolidating with any other bank holding company.

     Additionally, the BHC Act provides that the Federal Reserve may not approve any of these transactions if it would result in or tend to create a monopoly or substantially lessen competition or otherwise function as a restraint of trade, unless the anti-competitive effects of the proposed transaction are clearly outweighed by the public interest in meeting the convenience and needs of the community to be served. The Federal Reserve is also required to consider the financial and managerial resources and future prospects of the bank holding companies and banks


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concerned and the convenience and needs of the community to be served. The
Federal Reserve's consideration of financial resources generally focuses on capital adequacy, which is discussed below.

     Under the BHC Act, if adequately capitalized and adequately managed, we or any other bank holding company located in Georgia may purchase a bank located outside of Georgia. Conversely, an adequately capitalized and adequately managed bank holding company located outside of Georgia may purchase a bank located inside Georgia. In each case, however, restrictions may be placed on the acquisition of a bank that has only been in existence for a limited amount of time or will result in specified concentrations of deposits. Currently, Georgia law prohibits acquisitions of banks that have been chartered for less than three years. As a result, no bank holding company may acquire control of the Company until after the third anniversary date of the Bank's incorporation.

     CHANGE IN BANK CONTROL

     Subject to various exceptions, the BHC Act and the Change in Bank Control Act, together with related regulations, require Federal Reserve approval prior to any person or company acquiring "control" of a bank holding company. Control is conclusively presumed to exist if an individual or company acquires 25% or more of any class of voting securities and either:

          - the bank holding company has registered securities under Section 12 of the Exchange Act; or

          - no other person owns a greater percentage of that class of voting securities immediately after the transaction.

     Our common stock will become registered under Section 12 of the Exchange Act through this filing. The regulations also provide a procedure for challenging the rebuttable presumption of control.

     PERMITTED ACTIVITIES

     A bank holding company is generally permitted under the BHC Act to engage in or acquire direct or indirect control of more than 5% of the voting shares of any company engaged in the following activities:

          -    banking or managing or controlling banks; and

          - any activity that the Federal Reserve determines to be so closely related to banking as to be a proper incident to the business of banking.

     Activities that the Federal Reserve has found to be so closely related to banking as to be a proper incident to the business of banking includes:

          -    factoring accounts receivable;

          - making, acquiring, brokering or servicing loans and usual related activities;

          -    leasing personal or real property;

          - operating a non-bank depository institution, such as a savings association;

          -    trust company functions;

          -    financial and investment advisory activities;

          -    conducting discount securities brokerage activities;

          - underwriting and dealing in government obligations and money market instruments;

          - providing specified management consulting and counseling activities;

          - performing selected data processing services and support services;


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          -    acting as agent or broker in selling credit life insurance and other types of insurance in connection with credit transactions; and

          -    performing selected insurance underwriting activities.

     Despite prior approval, the Federal Reserve may order a bank holding company or its subsidiaries to terminate any of these activities or to terminate its ownership or control of any subsidiary when it has reasonable cause to believe that the bank holding company's continued ownership, activity or control constitutes a serious risk to the financial safety, soundness, or stability of it or any of its bank subsidiaries.

     In addition to the permissible bank holding company activities listed above, a bank holding company may qualify and elect to become a financial holding company, permitting the bank holding company to engage in activities that are financial in nature or incidental or complementary to financial activity. The BHC Act expressly lists the following activities as financial in nature:

          -    lending, trust and other banking activities;

          - insuring, guaranteeing, or indemnifying against loss or harm, or providing and issuing annuities, and acting as principal, agent, or broker for these purposes, in any state;

          -    providing financial, investment, or advisory services;

          - issuing or selling instruments representing interests in pools of assets permissible for a bank to hold directly;

          -    underwriting, dealing in or making a market in securities;

          - other activities that the Federal Reserve may determine to be so closely related to banking or managing or controlling banks as to be a proper incident to managing or controlling banks;

          - foreign activities permitted outside of the United States if the Federal Reserve has determined them to be usual in connection with banking operations abroad;

          -    merchant banking through securities or insurance affiliates; and

          -    insurance company portfolio investments.

     To qualify to become a financial holding company, the Bank and any other depository institution subsidiary of ours must be well capitalized and well managed and must have a Community Reinvestment Act rating of at least "satisfactory." Additionally, we must file an election with the Federal Reserve to become a financial holding company and must provide the Federal Reserve within 30 days' written notice prior to engaging in a permitted financial activity. We have not elected to become a financial holding company at this time.

     SUPPORT OF SUBSIDIARY INSTITUTIONS

     Under Federal Reserve policy, we are expected to act as a source of financial strength for the Bank and to commit resources to support the Bank. This support may be required at times when, without this Federal Reserve policy, we might not be inclined to provide it. In addition, any capital loans made by us to the Bank will be repaid in full. In the unlikely event of our bankruptcy, any commitment by us to a federal bank regulatory agency to maintain the capital of the Bank will be assumed by the bankruptcy trustee and entitled to a priority of payment.

FIRST GEORGIA BANKING COMPANY

     The Bank is subject to extensive state and federal banking regulations that impose restrictions on and provide for general regulatory oversight of our operations. These laws are generally intended to protect depositors and not shareholders. The following discussion describes the material elements of the regulatory framework that applies to the Bank.

     Since the bank is a commercial bank chartered under the laws of the State of Georgia, it is primarily subject to the supervision, examination and reporting requirements of the FDIC and the GDBF. The FDIC and the GDBF regularly examine the Bank's operations and have the authority to approve or disapprove mergers, the establishment of branches and similar corporate actions. Both regulatory agencies have the power to prevent the continuance or development of unsafe or unsound banking practices or other violations of law. Additionally, the Bank's deposits are insured by the FDIC to the maximum extent provided by law. The Bank is also subject to numerous state and federal statutes and regulations that affect its business, activities and operations.

     BRANCHING

     Under current Georgia law, the Bank may open branch offices throughout Georgia with the prior approval of the GDBF. In addition, with prior regulatory approval, the Bank may acquire branches of existing banks located in Georgia. The Bank and any other national or state-chartered bank generally may branch across state lines by merging with banks in other states if allowed by the laws of the applicable state (the foreign state). Georgia law, with limited exceptions, currently permits branching across state lines through interstate mergers.

     Under the Federal Deposit Insurance Act, states may "opt-in" and allow out-of-state banks to branch into their state by establishing a new start-up branch in the state. Currently, Georgia has not opted-in to this provision. Therefore, interstate merger is the only method through which a bank located outside of Georgia may branch into Georgia. This provides a limited barrier of entry into the Georgia banking market, which protects us from an important segment of potential competition. However, because Georgia has elected not to opt-in, our ability to establish a new start-up branch in another state may be limited. Many states that have elected to opt-in have done so on a reciprocal basis, meaning that an out-of-state bank may establish a new start-up branch only if their home state has also elected to opt-in. Consequently, unless Georgia changes its election, the only way we will be able to branch into states that have elected to opt-in on a reciprocal basis will be through interstate merger.

     PROMPT CORRECTIVE ACTION

     The FDIC Improvement Act of 1991 establishes a system of prompt corrective action to resolve the problems of undercapitalized financial institutions. Under this system, the federal banking regulators have established five capital categories (well capitalized, adequately capitalized, undercapitalized, significantly undercapitalized and critically undercapitalized) in which all institutions are placed. The federal banking agencies have also specified by regulation the relevant capital levels for each of the other categories. At December 31, 2005, the Bank qualified for the well-capitalized category.

     Federal banking regulators are required to take various mandatory supervisory actions and are authorized to take other discretionary actions with respect to institutions in the three undercapitalized categories. The severity of the action depends upon he capital category in which the institution is placed. Generally, subject to a narrow exception, the banking regulator must appoint a receiver or conservator for an institution that is critically undercapitalized.

     An institution that is categorized as undercapitalized, significantly undercapitalized, or critically undercapitalized is required to submit an acceptable capital restoration plan to its appropriate federal banking agency. A bank holding company must guarantee that a subsidiary depository institution meets its capital restoration plan, subject to various limitations. The controlling holding company's obligation to fund a capital restoration plan is limited to the lesser of 5% of an undercapitalized subsidiary's assets at the time it became undercapitalized or the amount required to meet regulatory capital requirements. An undercapitalized institution is also generally prohibited from increasing its average total assets, making acquisitions, establishing any branches or engaging in any new line of business, except under an accepted capital restoration plan or with FDIC approval. The regulations also establish procedures for downgrading an institution to a lower capital category based on supervisory factors other than capital.

     FDIC INSURANCE ASSESSMENTS

     The FDIC has adopted a risk-based assessment system for insured depository institutions that takes into account the risks attributable to different categories and concentrations of assts and liabilities. The system assigns an institution to one of three capital categories: (1) well capitalized; (2) adequately capitalized; and (3) undercapitalized. These three categories are substantially similar to the prompt corrective action categories described above, with the "undercapitalized" category including institutions that are undercapitalized, significantly undercapitalized, and critically undercapitalized for prompt corrective action purposes. The FDIC also assigns an institution to one of three supervisory subgroups based on a supervisory evaluation that the institution's primary federal regulator provides to the FDIC and information that the FDIC determines to be relevant to the institution's financial condition and the risk posed to the deposit insurance funds. Assessments range from $.00 to $.27 per $100 of deposit, depending on the institution's capital group and supervisory subgroup. In addition, the FDIC imposes assessments to help pay off the $780 million in annual interest payments on the $8 billion Financing Corporation bonds issued in the late 1980s as part of the government rescue of the thrift industry. This assessment rate is adjusted quarterly and is set at 1.32 cents per $100 of deposits for the first quarter of 2006.

     The FDIC may terminate its insurance of deposits if it finds that the institution has engaged in unsafe or unsound practices, is in an unsafe or unsound condition to continue operations, or has violated any applicable law, regulation, rule, order or condition imposed by the FDIC.

     COMMUNITY REINVESTMENT ACT

     The Community Reinvestment Act requires that, in connection with examinations of financial institutions within their respective jurisdictions, the Federal Reserve or the FDIC will evaluate the record of each financial institution in meeting the credit needs of its local community, including low and moderate-income neighborhoods. These facts are also considered in evaluating mergers, acquisitions, and applications to open a branch or facility. Failure to adequately meet these criteria could impose additional requirements and limitations on the Bank. Additionally, we must publicly disclose the terms of various Community Reinvestment Act-related agreements.

     OTHER REGULATIONS

     Interest and other charges collected or contracted for by the Bank are subject to state usury laws, and federal laws concerning interest rates. For example, under the Soldiers' and Sailors' Civil Relief Act of 1940, a lender is generally prohibited from charging an annual interest rate in excess of 6% on any obligation for which the borrower is a person on active duty with the United States military.

     The Bank's loan operations are also subject to federal laws applicable to credit transactions, such as the:

          - federal Truth-In-Lending Act, governing disclosures of credit terms to consumer borrowers;

          - Home Mortgage Disclosure Act of 1975, requiring financial institutions to provide information to enable the public and public officials to determine whether a financial institution is fulfilling its obligation to help meet the housing needs of the community it serves;

          - Equal Credit Opportunity Act, prohibiting discrimination on the basis of race, creed or other prohibited factors in extending credit;

          - Fair Credit Reporting Act of 1978, governing the use and provisions of information to credit reporting agencies;

          - Fair Debt Collection Act, governing the manner in which consumer debts may be collected by collection agencies;

          - Soldiers' and Sailors' Civil Relief Act of 1940, governing the repayment terms of, and property rights underlying, secured obligations of persons in military service; and

          - rules and regulations of the various federal agencies charged with the responsibility of implementing these federal laws.

     In addition to the federal and state laws noted above, the Georgia Fair Lending Act ("GAFLA") imposes restrictions and procedural requirements on most mortgage loans made in Georgia, including home equity loans and lines of credit. On August 5, 2003, the Office of the Comptroller of the Currency (the "OCC") issued a formal opinion stating that the entirety of GAFLA is preempted by federal law for national banks and their operating subsidiaries. GAFLA contains a provision that preempts GAFLA as to state banks in the event that the OCC preempts GAFLA as to national banks. Therefore, the bank is exempt from the requirements of GAFLA.

     The deposit operations of the Bank are subject to:

          - the Right to Financial Privacy Act, which imposes a duty to maintain confidentiality of consumer financial records and prescribes procedures for complying with administrative subpoenas of financial records; and

          - the Electronic Funds Transfer Act and Regulation E issued by the Federal Reserve to implement that act, which govern automatic deposits to and withdrawals from deposit accounts and customers' rights and liabilities arising from the use of automated teller machines and other electronic banking services.

CAPITAL ADEQUACY

     The Company and the Bank are required to comply with the capital adequacy standards established by the Federal Reserve (in the case of the holding company) and the FDIC (in the case of the Bank). The Federal Reserve has established a risk-based and a leverage measure of capital adequacy for bank holding companies. The Bank is also subject to risk-based and leverage capital requirements adopted by the FDIC, which are substantially similar to those adopted by the Federal Reserve for bank holding companies.

     The risk-based capital standards are designed to make regulatory capital requirements more sensitive to differences in risk profiles among banks and bank holding companies, to account for off-balance-sheet exposure, and to minimize disincentives for holding liquid assets. Assets and off-balance-sheet items, such as letters of credit and unfunded loan commitments, are assigned to broad risk categories, each with appropriate risk weights. The resulting capital ratios represent capital as a percentage of total risk-weighted assets and off-balance-sheet items.

     The minimum guideline for the ratio of total capital to risk-weighted assets is 8%. Total capital consists of two components, Tier 1 Capital and Tier 2 Capital. Tier 1 Capital generally consists of common stock, minority interests in the equity accounts of consolidated subsidiaries, noncumulative perpetual preferred stock, and a limited amount of qualifying cumulative perpetual preferred stock, less goodwill and other specified intangible assets. Tier 1 Capital must equal at least 4% of risk-weighted assets. Tier 2 Capital generally consists of subordinated debt, other preferred stock, and a limited amount of loan loss reserves. The total amount of Tier 2 Capital is limited to 100% of Tier 1 Capital. At December 31, 2005 our consolidated ratio of total capital to risk-weighted assets was 21.47% and the ratio of Tier 1 Capital to risk-weighted assets was 20.35%.

     In addition, the Federal Reserve has established minimum leverage ratio guidelines for bank holding companies. These guidelines provide for a minimum ratio of Tier 1 Capital to average assets, less goodwill and other specified intangible assets, of 3% for bank holding companies that meet specified criteria, including having the highest regulatory rating and implementing the Federal Reserve's risk-based capital measure for market risk. All other banking holding companies generally are required to maintain a leverage ratio of at least 4%. At December 31, 2005, our leverage ratio was 19.46%. The guidelines also provide that bank holding companies experiencing internal growth or making acquisitions will be expected to maintain strong capital positions substantially above the minimum supervisory levels without reliance on intangible assets. The Federal Reserve considers the leverage ratio and other indicators of capital strength in evaluating proposals for expansion or new activities.

     Failure to meet capital guidelines could subject a bank or bank holding company to a variety of enforcement remedies, including issuance of a capital directive, the termination of deposit insurance by the FDIC, a prohibition on accepting brokered deposits, and certain other restrictions on its business. As described above, significant additional restrictions can be imposed on FDIC-insured depository institutions that fail to meet applicable capital requirements.

PAYMENT OF DIVIDENDS

     No dividends are planned in the foreseeable future. We anticipate that are earnings, if any, will be held for purposes of enhancing our capital. No assurances can be given that any dividends will be declared in the future or, if declared, what the amount of such dividends will be or whether such dividends will continue for future periods. Because the Bank has not earned a profit through December 31, 2005 it cannot pay cash dividends to us without prior regulatory approval. Since our primary source of cash to pay dividends would come from dividends. We receive from the Bank, we do not expect to be able to pay dividends in the foreseeable future.

     We are a legal entity separate and distinct from the Bank, which is our subsidiary. The principal sources of our cash flow, including cash flow to pay dividends to our shareholders, are dividends that the Bank pays to us. Statutory and regulatory limitations apply to the Bank's payment of dividends. If, in the opinion of the federal banking regulator, the Bank were engaged in or about to engage in an unsafe or unsound practice, the federal banking regulator could require, after notice and a hearing, that it stop or refrain from engaging in the questioned practice. The federal banking agencies have indicated that paying dividends that deplete a depository institution's capital base to an inadequate level would be an unsafe and unsound banking practice. Under the FDIC Improvement Act of 1991, a depository institution may not pay any dividends if payment would cause it to become undercapitalized or if it already is undercapitalized. Moreover, the federal agencies have issued policy statements that provide that bank holding companies and insured banks should generally only pay dividends out of current operating earnings.

     The GDBF also regulates the Bank's dividend payments. Under the provisions of the Financial Institutions Code of Georgia, we may declare and pay cash dividends only out of our retained earnings, and dividends may not be declared or paid at any time at which our paid-in capital and retained earnings do not, in combination, equal at least 20% of our capital stock account. In addition, under the current rules and regulations of the GDBF, cash dividends may only be declared or paid on our outstanding capital stock, without any requirement to notify the GDBF or request the approval of the GDBF, under the following conditions:

          - total classified assets at our most recent examination do not exceed 80% of Tier 1 Capital plus the allowance for loan losses as reflected at such examination;

          - the aggregate amount of dividends declared or anticipated to be declared in the calendar year does not exceed 50% of our net profits, after taxes but before dividends, for the previous calendar year; and

          - the ratio of Tier 1 Capital to adjusted total assets is not less than 6%.

     Any dividend to be declared by us at the time when each of the conditions provided above does not exist must be approved, in writing, by the GDBF prior to the payment of the dividend pursuant to the provisions of Section 7-1-460(a)(3) of the Financial Institutions Code of Georgia. (Section 7-1-460(a)(3) of the Financial Institutions Code of Georgia provides that "[d]ividends may not be paid without the prior approval of the [D]epartment in excess of specified amounts as may be fixed by regulations of the [D]epartment to assure that banks and trust companies maintain an adequate capital structure.")

     The payment of dividends may also be affected or limited by other factors, such as the requirement to maintain adequate capital above regulatory guidelines. In addition, if, in the opinion of the applicable regulatory authority, a bank under its jurisdiction is engaged in or is about to engage in an unsafe or unsound practice (which, depending upon the financial condition of the bank, could include the payment of dividends), such authority may require, after notice and hearing, that such bank cease and desist from such practice. In addition to the formal statutes and regulations, regulatory authorities consider the adequacy of a bank's total capital in relation to its assets, deposits and other such items. Finally, pursuant to restrictions contained in the GDBF's letter approving our application for articles of incorporation, we are required to maintain a Tier 1 Capital Ratio, as defined by the Department's Statement of Policies, of not less than 8% during the first three years of operations, we are prohibited from paying a dividend without the prior approval of the GDBF, and during the first three years of operations, cash dividends may be paid only from net operating income and shall not be paid until an appropriate allowance for loan and lease losses has been established and overall capital is considered adequate in accordance with the GDBF's Statement of Policies.

RESTRICTIONS ON TRANSACTIONS WITH AFFILIATES

     We are subject to the provisions of Section 23A of the Federal Reserve Act.
Section 23A places limits on the amount of:

          -    a bank's loans or extensions of credit to affiliates;

          -    a bank's investment in affiliates;

          - assets a bank may purchase from affiliates, except for real and personal property exempted by the Federal Reserve;

          - loans or extensions of credit made by a bank to third parties collateralized by the securities or obligations of affiliates; and

          - a bank's guarantee, acceptance or letter of credit issued on behalf of an affiliate.

     The total amount of the above transactions is limited in amount, as to any one affiliate, to 10% of a bank's capital and surplus and, as to all affiliates combined, to 20% of a bank's capital and surplus. In addition to the limitation on the amount of these transactions, each of the above transactions must also meet specified collateral requirements. The Bank must also comply with other provisions designed to avoid the taking of low-quality assets.

     We are also subject to the provisions of Section 23B of the Federal Reserve Act which, among other things, prohibit an institution from engaging in the above transactions with affiliates unless the transactions are on terms substantially the same, or at least as favorable to the institution or its subsidiaries, as those prevailing at the time for comparable transactions with nonaffiliated companies.

     The Bank is also subject to restrictions on extensions of credit to its executive officers, directors, principal shareholders and their related interests. These extensions of credit (1) must be made on substantially the same terms, including interest rates and collateral, as those prevailing at the time for comparable transactions with third parties and (2) must not involve more than the normal risk of repayment or present other unfavorable features.

PRIVACY

     Financial institutions are required to disclose their policies for collecting and protecting confidential information. Customers generally may prevent financial institutions from sharing nonpublic personal financial information with nonaffiliated third parties except under narrow circumstances, such as the processing of transactions requested by the consumer or when the financial institution is jointly sponsoring a product or service with a nonaffiliated third party. Additionally, financial institutions generally may not disclose consumer account numbers to any nonaffiliated third party for use in telemarketing, direct mail marketing or other marketing to consumers.

CONSUMER CREDIT REPORTING

     On December 4, 2003, President Bush signed the Fair and Accurate Credit Transactions Act (the "FAIR Act"), amending the federal Fair Credit Reporting Act (the "FCRA"). These amendments to the FCRA (the "FCRA Amendments") became effective in 2004.

     The FCRA Amendments include, among other things:

          - requirements for financial institutions to develop policies and procedures to identify potential identity theft and, upon the request of a consumer, place a fraud alert in the consumer's credit file stating that the consumer may be the victim of identity theft or other fraud.

          - for entities that furnish information to consumer reporting agencies (which would include the Bank), requirements to implement procedures and policies regarding the accuracy and integrity of the furnished information and regarding the correction of previously furnished information that is later determined to be inaccurate; and

          - a requirement for mortgage lenders to disclose credit scores to consumers.

     The FCRA Amendments also prohibit a business that receives consumer information from an affiliate from using that information for marketing purposes unless the consumer is first provided a notice and an opportunity to direct the business not to use the information for such marketing purposes (the "opt-out"), subject to certain exceptions. We do not share consumer information among our affiliated companies for marketing purposes, except as allowed under exceptions to the notice and opt-out requirements. Because no affiliate of ours is currently sharing consumer information with any other affiliate for marketing purposes, the limitations on sharing of information for marketing purposes do not have a significant impact on us.

ANTI-TERRORISM AND MONEY LAUNDERING LEGISLATION

     The Bank is subject to the Uniting and Strengthening America by Providing Appropriate Tools Required to Intercept and Obstruct Terrorism Act (the "USA PATRIOT Act"), the Bank Secrecy Act, and rules and regulations of the Office of Foreign Assets Control (the "OFAC"). These statutes and related rules and regulations impose requirements and limitations on specified financial transactions and account relationships, intended to guard against money laundering and terrorism financing. The bank has established a customer identification program pursuant to Section 326 of the USA PATRIOT Act and the Bank Secrecy Act, and otherwise has implemented policies and procedures to comply with the foregoing rules.

PROPOSED LEGISLATION AND REGULATORY ACTION

     New regulations and statutes are regularly proposed that contain wide-ranging proposals for altering the structures, regulations and competitive relationships of financial institutions operating or doing business in the United States. We cannot predict whether or in what form any proposed regulation or statute will be adopted or the extent to which our business may be affected by any new regulation or statute.

ITEM 1A. RISK FACTORS.

     Our business faces risks. The material risk factors that we face are described under the heading "Risk Factors" within Item 1 of this registration statement and incorporated into this Item 1A. by reference.

ITEM 2. FINANCIAL INFORMATION.

SELECTED FINANCIAL DATA

     The following table presents selected financial data for years ended December 31, 2005 and 2004 and for the period from April 14, 2003 to December 31, 2003.

                                               YEAR/PERIOD ENDED DECEMBER 31,
                                        -------------------------------------------
                                            2005            2004            2003
                                        ------------    ------------    -----------
                                                        (Dollars and
                                         shares in Thousands except per share data)
EARNINGS
Interest income                         $ 14,437,231    $  6,754,161    $   295,216
Interest expense                           6,292,607       2,708,754         73,233
Provision for loan loss                    1,814,746       1,277,459        459,529
Net interest income (after provision)      6,329,878       2,767,948       (237,546)
Non-interest income                        1,693,746         991,779         21,319
Non-interest expense                       8,888,651       4,235,634      1,381,467
Net income (loss)                           (865,027)       (475,907)    (1,597,694)

SELECTED AVERAGE BALANCES
Assets                                  $238,615,000    $136,932,000    $ 7,722,000
Earning assets                           225,964,000     130,471,000      5,507,000
Loans                                    178,332,000      90,832,000      2,538,000
Total deposits                           208,480,000     122,175,000      3,520,000
Shareholders' equity                      28,239,000      14,548,000      3,854,000
Common shares outstanding - diluted        4,257,534       3,011,090      3,010,417

YEAR-END BALANCES
Assets                                  $326,690,446    $182,356,714    $63,099,185
Earning assets                           310,873,458     171,596,112     60,151,305
Loans (net of allowance)                 260,870,361     133,081,729     35,021,955
Total deposits                           258,791,577     166,657,747     47,615,294
Other liabilities                         10,957,201         721,833         82,224
Shareholders' equity                      56,941,668      14,977,134     15,401,667
Common shares outstanding                  6,737,910       3,059,521      3,010,417

PER COMMON SHARE
Earnings (loss) per share - basic       $      (0.20)   $      (0.16)   $     (0.53)
Earnings (loss) per share - diluted            (0.20)          (0.16)         (0.53)
Book value                                      8.45            4.89           5.12
Cash dividend paid                                --              --             --

FINANCIAL RATIOS
Return on average assets                       (0.36%)         (0.35%)       (20.69%)
Return on average equity                       (3.06%)         (3.27%)       (41.46%)
Average equity to average assets               11.83%          10.62%         49.91%
Dividend payout ratio                            n/a             n/a            n/a

NON-FINANCIAL
Employees                                        130              49             39
Banking offices                                    3               3              3
ATMs                                               3               3              3

   MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF
                                   OPERATIONS

OVERVIEW

     We were incorporated as a Georgia corporation to serve as the holding company for First Georgia Banking Company. The bank is a state-chartered bank that commenced operations on November 3, 2003. Through our subsidiary, we have conducted a community-oriented commercial and retail banking business focused on serving the banking needs of individuals and small-to-medium-sized businesses in our market area. We have grown rapidly, increasing from $182.4 million in total assets at December 31, 2004 to $326.7 million in total assets at December 31, 2005.

     The following tables set forth selected measures of our financial performance and condition for the periods and dates indicated.

                          YEAR ENDED          YEAR ENDED
                      DECEMBER 31, 2005   DECEMBER 31, 2004
                      -----------------   -----------------
Total Revenues(1)..      $16,610,345         $8,067,280
Net Loss...........        ($865,027)         ($475,907)

                    AT DECEMBER 31, 2005   AT DECEMBER 31, 2005
                    --------------------   --------------------
Total Assets.....       $326,690,446           $182,356,714
Total Loans(2)...       $260,870,361           $133,081,729
Total Deposits...       $258,791,577           $166,657,747

(1)  Total revenue equals interest income plus total non-interest income.

(2)  Total loans reported net of loan loss reserve and unearned income.

     From the time of our inception in 2003 until May 30, 2004 we incurred cumulative losses of approximately $2,354,000. Beginning in June 2004 we began to earn a profit on a month-to-month basis. Over the next 13 months we earned approximately $1,370,000, which reduced our accumulated deficit to $984,000 on June 30, 2005. At that time we embarked upon a plan to expand our branch network. Personnel and non-recurring start up costs associated with the opening of these new offices resulted in an accumulative deficit of approximately $3 million by December 31, 2005. As anticipated, we have continued to incur losses during the first half of 2006 as these new offices begin their operations. As these new offices start to increase their loan portfolio and their deposit bases, however, we expect to report a profit for the third quarter of 2006 and to continue to report profits each subsequent quarter. Our objective is to achieve cumulative profitability by the end of the second quarter of 2007.

     The following is a more detailed discussion of our financial condition at December 31, 2005 and 2004 and the results of operations for the years then ended. We have concentrated our discussion on those years and not on the period from April 14, 2003 until December 31, 2003. During 2003 we were engaged primarily in organizational activities and had less than two months of actual banking operations in 2003. Therefore, we do not believe that our results for 2003 have any meaningful purpose for existing and prospective investors.

     The purpose of this discussion is to focus on information about our financial condition and results of operations that is not otherwise apparent from the audited financial statements. Analysis of the results presented should be made with an understanding of our relatively short history. The following discussion should also be read in conjunction with our financial statements and related notes and the other financial data included elsewhere in this report.

FORWARD-LOOKING STATEMENTS

     We may from time to time make written or oral forward-looking statements, including statements contained in our filings with the Securities and Exchange Commission and reports to shareholders. Statements made in this report, other than those concerning historical information, should be considered forward-looking and subject to various risks and uncertainties. Such forward-looking statements are made based upon management's belief as well as assumptions made by, and information currently available to, management. Our actual results may differ materially from the results anticipated in forward-looking statements due to a variety of factors, including governmental monetary and fiscal policies, deposit levels, loan demand, loan collateral values, securities portfolio values, interest rate risk management, the effects of competition in the banking business from other commercial banks, thrifts, mortgage banking firms, consumer finance companies, credit unions, securities brokerage firms, insurance companies, money market funds and other financial institutions operating in our market area and elsewhere, including institutions operating through the Internet, changes in governmental regulation relating to the banking industry, including regulations relating to branching and acquisitions, failure of assumptions underlying the establishment of reserves for loan losses, including the value of collateral underlying delinquent loans, and other factors. We caution that such factors are not exclusive. We do not undertake to update any forward-looking statement that may be made from time to time by, or on behalf of, us.

RESULTS OF OPERATIONS FOR THREE MONTHS ENDED MARCH 31, 2006 AND 2005

     The following is management's discussion and analysis of certain significant factors that have affected our financial position and operating results for the three-month periods ended March 31, 2006 and 2005.

     FINANCIAL CONDITION

     Our total assets grew 18.9% during the first three months of 2006 to $388,271,047. Deposit growth of $57.6 million and proceeds from the sale of common stock in a private placement of $4.3 million were primarily invested in loans, which increased by $44.5 million, securities and federal fund sold, which increased by $12.9 million and premises and equipment, which increased by $2.6 million.

     Our loan to deposit ratio decreased to 97.52% at March 31, 2006 from 102.04% at December 31, 2005. The decrease in this ratio is due to the significant deposit growth in the first quarter of 2006. Our current securities, deposit balances and available lines of credit should provide the funds for expected loan growth. Stockholders' equity increased during the first quarter by $4.07 million primarily because of proceeds from the sale of common stock in a private placement offering of $4.3 million. Our stockholders' equity was also affected by our net loss of $179,108 and increases in our unrealized losses of $45,662.

     LIQUIDITY

     We consider our liquidity to be adequate to meet operating and loan funding requirements at March 31, 2006. At March 31, 2006, the liquidity ratio (i.e. cash, short-term assets, marketable assets, available lines of credit divided by deposits and other borrowings) was approximately 13.21% and the loan to deposit ratio, as noted above, was approximately 97.52%. As the loan portfolio grows, we will continue to monitor our liquidity and make adjustments as deemed necessary. Investing our available funds in loans and other high yielding securities should increase earnings potential.

     Requirements by banking regulators include the monitoring of risk-based capital guidelines for banks and holding companies that are designed to make capital requirements more sensitive to differences in risk profiles and account for off-balance sheet items. We exceed the regulatory minimums on capital requirements and ratios at March 31, 2006. Management will monitor these amounts and ratios on a continuous basis. The minimum capital requirements and the actual capital ratios on a consolidated and bank-only basis as of March 31, 2006 were as follows:

                                    Actual          Regulatory      Regulatory
                             --------------------    Minimum       Required for
                             Consolidated    Bank   Requirement   Well Capitalized
                             ------------   -----   -----------   -----------------
Leverage capital ratios         17.49%      17.37%     4.00%            6.00%
Risk-based capital ratios:
   Tier one capital             19.19%      19.06%     4.00%            5.00%
   Total capital                20.36%      20.22%     8.00%           10.00%

     NET INTEREST INCOME

     Our net interest income during the first quarter of 2006 was $3,560,998, which represented an increase of $2,009,542 as compared to the same period in 2005. The increase in net interest income is due primarily to an increase in the average balance of loans outstanding. Our yield on interest earning assets was 7.39% and 5.75% for the three months ended March 31, 2006 and 2005, respectively. The cost of interest bearing liabilities was 3.79% and 2.74% for the three months ended March 31, 2006 and 2005, respectively. Our net interest margin was 4.24% during the first three months of 2006 as compared to 3.28% for the first three months of 2005.

     PROVISION FOR LOAN LOSSES

     The provision for loan losses is based on management's evaluation of the economic environment, the history of charged off loans and recoveries, size and composition of the loan portfolio, non-performing and past due loans, and other aspects of the loan portfolio. Management reviews the allowance for loan loss on a quarterly basis and makes provisions as necessary. A provision of $605,268 was made during the three-month period ending March 31, 2006 based upon this evaluation process. The allowance for loan loss as a percentage of total loans was 1.22% at March 31, 2006 compared to 1.21% at December 31, 2005. Management believes the allowance for loan loss is adequate to meet any potential losses in the loan portfolio.

     At March 31, 2006 and 2005, non-accrual, past due and restructured loans were as follows:

                                                         MARCH 31,
                                                        -----------
                                                        2006   2005
                                                        ----   ----
                                                        (DOLLARS IN
                                                         THOUSANDS)
Total non-accruing loans ............................   $392   $171
Loans contractually past due ninety days or more
   as to interest or principal payments and
   still accruing ...................................   $  0   $  0
Loans, the terms of which have been renegotiated
   to provide a reduction or deferral of interest
   or principal because of deterioration in the
   financial position of the borrower ................  $  0   $  0
Loans now current about which there are serious
   doubts as to the ability of the borrower to comply
   with present loan repayment terms ................   $  0   $  0

     Non-accrual loans increased from $252,446 to $392,234 during the first quarter of 2006 while past due loans greater than 90 days and still accruing have remained at $0. As shown in the following table, net charge-offs increased by $47,741 for the three months ended March 31, 2006 as compared to the corresponding period in 2005. Net charge-offs as a percentage of average loans outstanding were (.01613%) for the three months ended March 31, 2006 compared to net recoveries as a percentage of average loans outstanding of .00142% for the same period in 2005.

     Information regarding the allowance for loan losses data through March 31, 2006 and 2005 is set forth in the following table.

                                                                 THREE MONTHS ENDED
                                                                      MARCH 31,
                                                                ----------------------
                                                                   2006        2005
                                                                 --------    --------
                                                                (DOLLARS IN THOUSANDS)
Average amount of loans outstanding..........................    $285,096    $140,470
                                                                 ========    ========

Balance of allowance for loan losses at beginning of period..    $  3,194    $  1,705
                                                                 --------    --------
Loans charged off
   Commercial and financial..................................         (25)          0
   Real estate...............................................           0           0
   Installment...............................................         (26)         (8)
                                                                 --------    --------
                                                                      (51)         (8)
                                                                 --------    --------
Loans recovered
   Commercial and financial .................................           0           0
   Real estate ..............................................           0           0
   Installment ..............................................           5          10
                                                                 --------    --------
                                                                        5          10
                                                                 --------    --------
Net (charge-offs) recoveries.................................         (46)          2
                                                                 --------    --------
Additions to allowance charged to operating expense
   during period.............................................         605          89
                                                                 --------    --------
Balance of allowance for loan losses at end of period........       3,753       1,796
                                                                 ========    ========
Ratio of net loan (charge-offs) recoveries during the
   period to average loans outstanding.......................     (.01613%)    .00142%
                                                                 ========    ========

     OTHER INCOME

     Other income increased by $172,495 for the three-month period ended March 31, 2006 as compared to the same period in 2005. This increase was primarily the result of increases in various fees due to the growth of the company.

     OTHER EXPENSES

     Other expenses increased by $2,363,644 for the three-month period ended March 31, 2006 as compared to the same period in 2005. The increases are due to increased salaries and employee benefits of $1,699,195, increased occupancy and equipment expenses of $266,674, and increased other operating expenses of $397,775. Salaries and employee benefits have increased due to the number of full time employees increasing to 147 at March 31, 2006 from 54 at March 31, 2005 and 130 at December 31, 2005 and to other annual salary increases. The increase in the number of employees is due to the opening of new branches during the quarter and additional administrative employees required due to our growth. Occupancy and equipment expenses have increased as a result of the new branches. Other operating expenses have increased due to the growth of the Bank.

     NET LOSS

     We had a net loss of $179,108 for the three-month period ended March 31, 2006 compared to net income of $518,530 for the three months ended March 31, 2005. The change from net income to a net loss can be primarily attributed to increases in salaries and occupancy expenses related to the new branches.

RESULTS OF OPERATIONS FOR THE YEARS ENDED DECEMBER 31, 2005 AND 2004

     NET LOSS

     2005 Compared to 2004. For the year ended December 31, 2005, we recorded a net loss of $865,027. This compares to a net loss of $475,907 for the year ended December 31, 2004. The increase in net loss in 2005 as compared with 2004 was primarily because of increases in other expenses of approximately $4.7 million. These expenses were primarily associated with the Bank's expansion into various new markets. For example, salary and employee benefit expenses increased by approximately $2.7 million from 2004 to 2005 as we added 81 new full-time equivalent employees during 2005. Our equipment and occupancy expenses increased by almost $900,000 as we furnished the new offices we constructed during 2005. Our losses have continued into the first half of 2006. However, as our new offices begin to increase their loans and deposits, we expect to begin reporting profits in the third quarter of 2006. Therefore, while the operation of new branches will increase our other expenses, we do not anticipate that these increases will have a material constraint on our liquidity.

     NET INTEREST INCOME

     TABLE 1: AVERAGE BALANCES, INTEREST INCOME, AND INTEREST EXPENSE

     The following table contains condensed average balance sheets for the years indicated. In addition, the amount of our interest income and interest expense for each category of interest-earning assets and interest-bearing liabilities and the related average interest rates, net interest spread and net yield on average interest earning assets are included.

                                                                 ANALYSIS OF NET INTEREST INCOME
                                                       FOR THE YEARS ENDED DECEMBER 31, 2005, 2004 AND 2003
                                      -------------------------------------------------------------------------------------
                                                  2005                         2004                         2003
                                      ---------------------------   --------------------------   --------------------------
                                       AVERAGE   INCOME/   YIELD/   AVERAGE   INCOME/   YIELD/   AVERAGE   INCOME/   YIELD/
                                       BALANCE   EXPENSE    RATE    BALANCE   EXPENSE    RATE    BALANCE   EXPENSE    RATE
                                      --------   -------   ------   -------   -------   ------   -------   -------   ------
                                                       (DOLLARS IN THOUSANDS)
Assets:
Taxable investment securities (1)..     40,394    1,247     3.09%    32,693      871     2.66%    $  651     $ 12     1.84%
FHLB stock ........................        227        6     2.64%                                     --       --       --
Federal funds sold ................      7,002      216     3.08%     6,946       80     1.15%     2,331       30     1.28%
Loans (2)(3) ......................    178,332   12,968     7.27%    90,832    5,802     6.38%     2,538      253     9.97%
Allowance for loan losses .........     (2,102)                      (1,099)                         (13)
Cash and due from banks ...........      4,121                        2,653                        1,509
Other assets ......................     10,641                        4,907                          706
                                      --------                      -------                       ------
   Total Assets ...................    238,615                      136,932                        7,772
                                      ========   ------             =======   ------              ======     ----
Total interest-earning assets .....    225,964   14,437     6.39%   130,471    6,753     5.18%     5,520      295     5.34%
                                      ========   ------             =======   ------              ------     ----
Liabilities:
Noninterest-bearing demand ........     11,044                        7,228                          259
   Interest bearing demand and
   savings ........................     76,649    1,787     2.33%    55,239      975     1.77%     2,002       30     1.50%
Time ..............................    120,787    4,474     3.70%    59,708    1,733     2.90%     1,259       31     2.46%
                                      --------                      -------                       ------
   Total deposits .................    208,480                      122,175                        3,520
Other borrowings ..................        733       32     4.37%                                    299       12     4.01%
Other liabilities .................      1,163                          209                           49
Shareholders' equity ..............     28,239                       14,548                        3,854
                                      --------                      -------                       ------
   Total liabilities and
      shareholders' Equity ........    238,615                      136,932                        7,722
                                      ========   ------             =======   ------              ======     ----
Total interest-bearing
   liabilities ....................    198,169    6,293     3.18%   114,947    2,708     2.36%     3,560       73     2.05%
                                      ========   ------             =======   ------              ======     ----
Net interest income ...............               8,144                        4,045                          222
                                                 ======                       ======
Net interest margin (2) ...........                3.60%                        3.10%                        4.02%
Net interest spread (3) ...........                3.21%                        2.82%                        3.29%

----------
(1) We did not have any tax exempt income during the periods covered by this table.

(1) Interest income from loans includes total fee income of approximately $460,000, $357,000 and $86,000 for the years ended December 31, 2005, 2004 and 2003 respectively.

(3) Average nonaccrual loans of $150,163, $24,886 and $0 are included for the years ended December 31, 2005, 2004 and 2003, respectively

(4) Net interest margin is net interest income divided by average interest-earning assets.

(5) Interest rate spread is the weighted average yield on interest-earning assets minus the average rate on interest-bearing liabilities.

     TABLE 2: RATE AND VOLUME ANALYSIS

     The following table describes the extent to which changes in interest rates and changes in volume of interest-earning assets and interest-bearing liabilities have affected our interest income and expense during the years indicated. For each category of interest-earning assets and interest-bearing liabilities, information is provided on changes attributable to (1) change in volume (change in volume multiplied by previous year rate); (2) change in rate (change in rate multiplied by previous year volume); and (3) a combination of change in rate and change in volume. The changes in interest income and interest expense attributable to both volume and rate have been allocated proportionately to the change due to volume and the change due to rate.

                   ANALYSIS OF CHANGES IN NET INTEREST INCOME
                 FOR THE YEARS ENDED DECEMBER 31, 2005 AND 2004
                             (DOLLARS IN THOUSANDS)

                                                 2005 COMPARED TO 2004
                                                  INCREASE (DECREASE)
                                                   DUE TO CHANGE IN
                                                ----------------------
                                                RATE   VOLUME   CHANGE
                                                ----   ------   ------
Income from interest-earning assets:
   Interest and fees on loans ...............    900    6,266    7,166
   Interest on taxable securities ...........    138      238      376
   Interest on FHLB stock ...................               6        6
   Interest on Federal funds sold ...........    134        2      136
   Interest on deposits in banks ............
                                                ----    -----    -----
      Total interest income .................   1172    6,512    7,684
                                                ----    -----    -----

Expense from interest-bearing liabilities:
   Interest on interest-bearing deposits ....    191      621      812
   Interest on time deposits ................    479    2,262    2,741
   Interest on borrowings ...................              32       32
                                                ----    -----    -----
      Total interest expense ................    670    2,915    3,585
                                                ----    -----    -----
      Net interest income ...................    502    3,597    4,099
                                                ====    =====    =====

     2005 Compared to 2004. Net interest income increased by $4,099,000 for the year ended December 31, 2005, or 101.3%. The increase in net interest income is due to an increase of $95.5 million in average interest-earning assets, or an increase of 73.2%. During the same period, the increase in average interest-bearing liabilities was $83.2 million, an increase of 72.4%. The net interest margin increased during the year from 3.35% to 3.82%. Interest-earning assets typically reprice faster than interest-bearing liabilities, therefore, in the current situation, the net interest margin reflects past interest rate environments as well as the current rate environment. As the assets reprice, the net interest margin should gradually increase in a stable interest rate environment. Additionally, competition for loans and deposits has a direct effect on the net interest margin. The overall yield on interest-earning assets increased by 121 basis points to 6.39% in 2005, and the rate paid on interest-bearing liabilities increased 82 basis points to 3.18%, resulting in an increase in the interest rate spread of 39 basis points to 3.21%.

     The most significant increase in average interest-earning assets consisted of an increase of $87.5 million in total loans for the year ended December 31, 2005 compared to December 31, 2004. The average rates earned on interest-earning assets increased in 2005, as discussed previously. The most significant change was an 89 basis point increase in the yield on loans in 2005 compared to 2004.

     Average interest-bearing demand and savings deposits grew $21.4 million and average time deposits grew by $61.1 million for the year ended December 31, 2005 compared to 2004. The average rate paid on these deposits in 2005 was 2.33% and 3.70%, up from 1.77% and 2.90%, respectively, in 2004. The increase in the average rates paid for interest-bearing deposits is largely due to the increase in overall interest rate during 2005.

     OTHER INCOME

     2005 Compared to 2004. Other income increased by $701,967 in 2005, or 70.8%, compared to 2004. This increase was due to an increase in service charges on deposit accounts of $504,480, an increase in mortgage origination fees of $196,899, and an increase in other operating income of $588. Virtually all of the increase in service charges is attributable to an increased volume of transactions, as our deposit base increased from approximately $167 million to $259 million during 2005. A small portion of the increase, however, resulted from a modest increase in the bank's NSF fee instituted in April of 2005. All of the increase in mortgage origination fees is attributable to an increase in volume of transactions. These fees resulted from mortgage loans sold into the secondary market. Therefore, they do not correspond with an asset carried on our books.

     OTHER EXPENSES

     2005 Compared to 2004. Other expenses increased during 2005 by $4,653,017 compared to the same period in 2004. Salaries and employee benefits increased by $2,747,223 for the year. The increase in salaries and employee benefits includes normal increases in salaries, group insurance, payroll taxes, and employee incentives. The number of full-time equivalent employees increased by 81 to 130 as of December 31, 2005. Equipment and occupancy expenses combined increased by $895,453. The increase in equipment and occupancy expenses is related to the Bank's expansion efforts. Other operating expenses increased by $1,010,341 during 2005. The largest increases have been in the categories of data processing expenses ($202,528), contributions ($171,394), telephone lines ($56,538), business development ($55,677), and supplies and printing ($50,774). These expenses, as well as other miscellaneous operating expenses, have increased as a result of growth and market expansion.

     BALANCE SHEET REVIEW

     2005 Compared to 2004. Total assets increased in 2005 by $144.3 million, or 79.1%. The most significant increase in assets came in the growth of the loan portfolio, which grew $129.3 million, or 95.9%. Total interest-earning assets increased by $139.2 million, or 81.2% in 2005 as compared to 2004. We intend to keep a high ratio of interest-bearing assets to total assets to maximize profitability.

     Total deposits increased by $92.1 million, or 55.3%, which funded part of our asset growth. Non-interest-bearing demand deposits increased by $4.6 million, or 54.8%, interest-bearing demand and savings increased by $28.7 million, or 45.2%, and time deposits increased by $58.8 million, or 62.1%. An additional advance of $10 million was obtained from the Federal Home Loan Bank of Atlanta.

     Included in our deposits on December 31, 2005 was $21.2 million in brokered time deposits, which comprised approximately 28% of our total time deposits and 8% of our overall deposits. Traditionally, brokered time deposits have been considered more risky than core deposits because they are a less stable source of funding on a long-term basis. Our market, however, has become increasingly more competitive with respect to deposit funding. Therefore, we no longer believe that the risk associated with brokered deposits is significantly larger than the risks associated with time deposits generally. We believe that our use of brokered deposits is on a level that is consistent with similarly situated financial institutions in our market. We expect that our percentage of brokered time deposits to total time deposits and overall deposits will remain close to where they are presently. Our ability to use brokered deposits, however, would be restricted if we lose our well capitalized status. Generally, with certain exceptions, banks that are not well capitalized may not accept brokered deposits.

     Stockholders' equity increased by $42.0 million. This increase reflected a net issuance of common stock of $43,243,776, a net loss of $865,027, and stock compensation expense of $106,138. Accumulated other comprehensive loss represents the net unrealized loss on securities available-for-sale, which increased during 2005 by $520,353 to $902,893.

     SECURITIES PORTFOLIO

     We have a portfolio of various investment securities for liquidity and interest income. The securities portfolio consists of government agency mortgage pool securities with stated maturities up to fifteen years. However, the portfolio balance reduces monthly as the underlying mortgages are paid down. Most will have an effective life that is much shorter than the stated maturity of the security. Although the exact maturity date is uncertain, the portfolio is predicted to have an effective maturity of less than two and a half years.

     The carrying amounts of securities at the dates indicated are summarized as follows:

                                                                DECEMBER 31,
                                                        ---------------------------
                                                          2005      2004      2003
                                                        -------   -------   -------
                                                           (DOLLARS IN THOUSANDS)
U.S. Treasury and other U.S. governmental agencies ..   $29,314   $27,732   $12,008
Mortgage-backed securities ..........................    10,501     9,077     2,029
                                                        -------   -------   -------
                                                         39,815    36,809    14,037
                                                        =======   =======   =======

     The carrying amounts of securities in each category as of December 31, 2005 are shown in the following table according to contractual maturity classifications. All of our securities are taxable. The yields for each range of securities are weighted-average yields.

                             U.S. TREASURY
                               AND OTHER
                           U.S. GOVERNMENTAL    MORTGAGE-BACKED
                                AGENCIES          SECURITIES
                           -----------------   ----------------
                            CARRYING           CARRYING
                             AMOUNT    YIELD    AMOUNT    YIELD
                            --------   -----   --------   -----
                               (DOLLARS IN       (DOLLARS IN
                                THOUSANDS)        THOUSANDS)
In one year or less ....     14,057    2.58%
After one year through
   five years ..........     13,208    3.62%     5,445    3.29%
After five years through
   ten years ...........      2,049    3.38%     4,056    3.83%
After ten years ........                         1,000    5.00%
Total ..................     29,314    3.10%    10,501    3.38%

     LOAN PORTFOLIO

     TYPES OF LOANS

     The amount of loans outstanding at the indicated dates is shown in the following table according to the type of loan.

                                                AT DECEMBER 31,
                                         ---------------------------
                                           2005      2004      2003
                                         -------   -------   -------
                                            (DOLLARS IN THOUSANDS)
Commercial and Industrial ............   126,444    56,266   12,042
Real estate - construction ...........    43,020    20,170    3,837
Real estate - mortgage ...............    69,784    39,332   12,724
Installment loans to individuals .....    24,997    19,083    6,868
                                         -------   -------   ------
                                         264,245   134,851   35,471
Deferred loan fees ...................      (181)      (64)      11
Less allowance for loan losses .......    (3,194)   (1,705)    (460)
                                         -------   -------   ------
Loans, net ...........................   260,870   133,082   35,022
                                         =======   =======   ======

     MATURITIES AND SENSITIVITIES TO CHANGES IN INTEREST RATES

     The following table presents the expected maturities for commercial and industrial loans and real estate construction loans at December 31, 2005. The table also presents the rate structure for these loans that mature after one year.

                                                                      RATE STRUCTURE FOR
                                                                     LOANS WITH MATURITIES
                                   MATURITY IN MONTHS(1)                 OVER ONE YEAR
                           --------------------------------------   ----------------------
                                   (DOLLARS IN THOUSANDS)           (DOLLARS IN THOUSANDS)
                           --------------------------------------   ----------------------
                           LESS THAN                                   VARIABLE    FIXED
                             12(2)      13-60   OVER 60    TOTAL         RATES     RATES
                           ---------   ------   -------   -------      --------   ------
Commercial, financial
   and agricultural ....     47,591    76,155    2,698    126,444       54,134    24,719
Real estate -
   construction ........     30,810    12,197       13     43,020        6,436     5,774
                             ------    ------    -----    -------       ------    ------
                             78,401    88,352    2,711    169,464       60,570    30,493
                             ======    ======    =====    =======       ======    ======

(1) The amounts are classified based on the contractual maturity date of the loan, Our installment loans generally require the borrower to make amortizing principal payments over the terms of the loans. These amortization payments are reported according to the maturity date of the underlying loan ever though the loan requires that they be paid earlier.

(2) We do not have demand loans or loans without a stated maturity. We do offer overdraft protection for commercial customers. All overdrafts are included in the "less than 12" category.

     RISK ELEMENTS

     The following table presents, at the dates indicated, the aggregate nonperforming loans for the following categories:

                                                               DECEMBER 31,
                                                          ----------------------
                                                            2005   2004   2003
                                                            ----   ----   ----
                                                          (DOLLARS IN THOUSANDS)
Loans accounted for on a non-accrual basis ............      252    100     0
Loans contractually past due ninety days or more as
   to interest or principal payments and still
   accruing ...........................................        0      0     0
Loans, the terms of which have been renegotiated to
   provide a reduction or deferral of interest or
   principal because of deterioration in the financial
   position of the borrower ...........................        0      0     0
Loans now current about which there are serious
   doubts as to the ability of the borrower to comply
   With present loan repayment terms ..................        0      0     0

     The reduction in interest income associated with nonaccrual loans as of December 31, 2005 is as follows:

Interest income that would have been recorded on
   nonaccrual loans under original terms .......   $19
Interest income that was recorded
   on nonaccrual loans .........................    15
                                                   ---
   Reduction in interest income ................   $ 4
                                                   ===

     We place loans on a non-accrual basis when we determine that the full collection of principal and interest comes into doubt. In making that determination we consider all of the relevant facts and circumstances rather than follow a strict test based on an objective factor such as the number of days by which payment is late. In particular, this review takes into consideration the judgments of the responsible lending officers, our loan committee, and the regulatory agencies that review the loans as part of their regular examination process.

     Of the $252,000 in non-accrual loans at December 31, 2005, approximately $219,000 consisted of real estate mortgage loans and approximately $33,000 consisted of installment loans to individuals. The collateral for the real estate mortgage loans consist of residential housing and the collateral for the installment loans to individuals consists of automobiles. We believe that the real estate mortgage loans are fully collateralized. The installment loans are partially collateralized.

     Of the $100,000 in non-accrual loans at December 31, 2004, approximately $94,000 consisted of real estate mortgage loans and approximately $6,000 consisted of commercial loans. The collateral for the real estate mortgage loans consists of residential housing and the collateral for the commercial loans consists of equipment. We believe that the real estate mortgage loans are fully collateralized. The commercial loans are partially collateralized.

     We review our non-accrual loans individually. If we determine that a larger allowance to loan losses is necessary then we will make an increase to the allowance through a provision.

     In the opinion of management, any loans classified by regulatory authorities as doubtful, substandard or special mention that have not been disclosed above do not (1) represent or result from trends or uncertainties which management reasonably expects will materially impact future operating results, liquidity, or capital resources, or (2) represent material credits about which management is aware of any information which causes management to have serious doubts as to the ability of such borrowers to comply with the loan repayment terms. In the event of non-performance by the borrower, these loans have collateral pledged which we believe would prevent the recognition of substantial losses. Any loans classified by regulatory authorities as loss have been charged off.

     SUMMARY OF LOAN LOSS EXPERIENCE

     For the year ended December 31, 2005, the provision for loan losses increased by $537,287 compared to the prior year. The increase in 2005 was based on management's evaluation of the overall allowance for loan losses.

     The allowance for loan losses represents management's assessment of the risk associated with extending credit and its evaluation of the quality of the loan portfolio. Management analyzes the loan portfolio to determine the adequacy of the allowance for loan losses and the appropriate provision required to maintain a level considered adequate to absorb anticipated loan losses. In assessing the adequacy of the allowance, management reviews the size, quality and risk of loans in the portfolio. Management also considers such factors as our loan loss experience, the amount of past due and nonperforming loans, specific known risk, the status and amount of nonperforming assets, underlying collateral values securing loans, current and anticipated economic conditions and other factors which affect the allowance for potential credit losses. An analysis of the credit quality of the loan portfolio and the adequacy of the allowance for loan losses is prepared by the loan committee on a quarterly basis. At December 31, 2005, the allowance for loan losses was believed to be adequate to provide for potential losses in the loan portfolio.

The allowance for loan loss as a percentage of total loans was 1.21% at December 31, 2005 compared to 1.27% at December 31, 2004.

     Our allowance for loan losses is also subject to regulatory examinations and determinations as to adequacy, which may take into account such factors as the methodology used to calculate the allowance for loan losses and the size of the allowance for loan losses in comparison to a group of peer banks identified by the regulators. During their routine examinations of banks, regulatory agencies may require a bank to make additional provisions to its allowance for loan losses when, in the opinion of the regulators, credit evaluations and allowance for loan loss methodology differ materially from those of management.

     All of our loans are assigned individual loan grades when underwritten. Following guidelines promulgated by the FDIC and the State of Georgia Department of Banking and Finance, we have established minimum general reserves based on the asset quality grade of the loan. General reserve factors applied to each rating grade are based upon management's experience and common industry and regulatory guidelines.

     While it is our policy to charge off in the current period loans for which a loss is considered probable, there are additional risks of future losses which cannot be quantified precisely or attributed to particular loans or classes of loans. Because these risks include the state of the economy, management's judgment as to the adequacy of the allowance is necessarily approximate and imprecise.

     The following table summarizes the allowance for loan losses for each year.

                                                                     DECEMBER 31,
                                                               -------------------------
                                                                 2005     2004     2003
                                                               -------   ------   ------
                                                                 (DOLLARS IN THOUSANDS)
Average balance of loans outstanding                           178,332   90,832   2,538
                                                               =======   ======   =====
Balance of allowance for loan losses at beginning of year...     1,705      460      --
Charge-offs:
   Commercial and industrial................................       (69)
   Real estate - construction...............................
   Real estate - mortgage...................................       (74)
   Installment loans to individuals.........................      (210)     (38)
                                                               -------   ------   -----
      Total                                                       (353)     (38)
                                                               -------   ------   -----
Recoveries:
   Commercial and industrial................................
   Real estate - construction...............................
   Real estate - mortgage...................................
   Installment loans to individuals.........................        27        6
                                                               -------   ------   -----
Total                                                               27        6
                                                               -------   ------   -----
Net charge-offs.............................................      (326)     (32)
                                                               -------   ------   -----
Additions to allowance charged to operations................     1,815    1,277     460
                                                               -------   ------   -----
Balance of allowance at end of year.........................     3,194    1,705     460
                                                               =======   ======   =====
Ratio of net loan charge-offs during the year to
   average loans outstanding during the year................      0.18%    0.04%    0.0%
                                                               =======   ======   =====

     The following table summarizes the allocation of the allowance for loan losses to types of loans as of the indicated dates.

                                                                           DECEMBER 31,
                                             ------------------------------------------------------------------------
                                                      2005                     2004                     2003
                                             ----------------------   ----------------------   ----------------------
                                                        PERCENT OF              PERCENT OF              PERCENTAGE OF
                                                      LOANS IN EACH            LOANS IN EACH            LOANS IN EACH
                                                       CATEGORY TO              CATEGORY TO              CATEGORY TO
                                             AMOUNT    TOTAL LOANS    AMOUNT    TOTAL LOANS    AMOUNT    TOTAL LOANS
                                             ------   -------------   ------   -------------   ------   -------------
                                                                      (DOLLARS IN THOUSANDS)
Commercial, financial and agricultural....      839       47.85%         374       41.72%         99        22.24%
Real estate - construction................      368       16.28%          82       14.96%         39         9.95%
Real estate - mortgage....................    1,755       26.41%         972       29.17%        229        48.54%
Installment loans to individuals..........      232        9.46%         277       14.15%         93        19.27%
                                              -----      ------        -----      ------         ---       ------
                                              3,194      100.00%       1,705      100.00%        460       100.00%
                                              =====      ======        =====      ======         ===       ======

     The allowance for loan loss allocation is based on subjective judgment and estimates and, therefore, is not necessarily indicative of the specific amounts or loan categories in which charge-offs may ultimately occur. Additional allowance amounts are allocated by evaluating the loss potential of individual loans that management has considered impaired. Given our short history, we do not believe that past experience can be reliably used as a predictor of future results. In particular, we note that 56% of our total charge offs during 2005 were related to installment loans to individuals while we have allocated only 9% of our allowance for loan loss to that category. We believe that the large percentage of charge offs in the consumer loan category during 2005 resulted from borrowers who filed for bankruptcy during the year in advance of the changes in the bankruptcy laws that became effective in October of 2005. Therefore, we do not believe that these past results are indicative of future performance.

     In 2005 we transferred two properties into "other real estate owned" (see the "Supplemental Disclosures" section of our Statement of Cash Flows for the year ended December 31, 2005). One of the properties was carried at a value of $32,000 and the other at $6,000. We subsequently sold the $32,000 property for cash and continue to hold the $6,000 property. We do not anticipate any loss on the property that we continue to hold.

     DEPOSITS

     The average amount of deposits and average rates paid thereon, classified as to non-interest bearing demand deposits, interest-bearing demand and savings deposits and time deposits, for the periods indicated are presented below.

                                                               DECEMBER 31,
                                             ------------------------------------------------
                                                  2005             2004             2003
                                             --------------   --------------   --------------
                                              AMOUNT   RATE    AMOUNT   RATE    AMOUNT   RATE
                                             -------   ----   -------   ----   -------   ----
                                                          (DOLLARS IN THOUSANDS)
Non-interest bearing demand deposits......    11,044            7,228             259
Interest-bearing demand and savings
   deposits...............................    76,649   2.33%   55,239   1.77%   2,002    1.50%
Time deposits.............................   120,787   3.70%   59,708   2.90%   1,259    2.46%
                                             -------          -------           -----
                                             208,480          122,175           3,520
                                             =======          =======           =====

     The amounts of time certificates of deposit issued in amounts of $100,000 or more as of December 31, 2005 are shown below by category, which is based on time remaining until maturity of (1) three months or less, (2) over three through six months, (3) over six through 12 months and (4) over 12 months.

                                             (DOLLARS IN THOUSANDS)
                                             ----------------------
Three months or less......................           12,569
Over three months through six months......            9,867
Over six through 12 months................           24,761
Over 12 months............................           27,644
                                                     ------
                                                     74,841
                                                     ======

     RETURN ON EQUITY AND ASSETS

     The following table summarizes the December 31, 2005, 2004 and 2003 return on average assets and return on average equity.

                                                FOR THE YEARS ENDING
                                                    DECEMBER 31,
                                             --------------------------
                                                2005     2004     2003
                                               -----    -----    ------
Return on Average Assets..................     (0.36%)  (0.35%)  (20.69%)
Return on Average Equity..................     (3.06%)  (3.27%)  (41.46%)
Average Equity as a Percentage
   of Average Assets......................     11.83%   10.62%    49.91%

LIQUIDITY

     Liquidity represents the ability to meet the needs of customers to withdraw funds from deposit accounts, to borrow funds and to meet their credit needs. We manage our liquidity needs in such a way that the needs of depositors and borrowers are met on a timely basis so that our operations are not interrupted. Sources of liquidity available to meet these needs include cash on deposit, federal funds, securities available for sale, maturities of securities and principal payments on loans. Growth in our deposit base provides an additional source as does access to funds through relationships with correspondent banks. Our liquidity needs can also be met through loan participations sold to other financial institutions. At December 31, 2005 our liquidity position was considered adequate and within guidelines set forth in our liquidity policy.

     REGULATORY CAPITAL REQUIREMENTS

     We are subject to minimum capital standards as set forth by federal bank regulatory agencies. Our capital for regulatory purposes differs from our equity as determined under generally accepted accounting principles. Generally, "Tier 1" regulatory capital will equal capital as determined under generally accepted accounting principles less any unrealized gains or losses on securities available for sale while "Tier 2" capital includes the allowance for loan losses up to certain limitations. Total risk based capital is the sum of Tier 1 and Tier 2 capital. Our capital ratios and required minimums at December 31, 2005 are shown below:

                                                                           MINIMUM
                                                                          REGULATORY
                                                           MINIMUM     REQUIREMENT FOR
                                                          REGULATORY   WELL CAPITALIZED
                                                         REQUIREMENT        STATUS        ACTUAL
                                                         -----------   ----------------   ------
Tier 1 capital to risk adjusted assets ...............      4.00%            6.00%        20.35%
Total capital to risk adjusted assets ................      8.00%           10.00%        21.47%
Tier 1 leverage ratio (to average quarterly assets) ..      4.00%            5.00%        19.46%

     Our total capital also has an important effect on the amount of FDIC insurance premiums paid. Institutions not considered well capitalized are subject to higher rates for FDIC insurance.

     OFF BALANCE SHEET ARRANGEMENTS

     In the ordinary course of business, we grant commitments to extend credit and standby letters of credit to approved customers. Generally, these commitments to extend credit have been granted on a temporary basis for seasonal or inventory requirements and have been approved by the loan committee. These commitments are recorded in the financial statements as they are funded. Commitments generally have fixed expiration dates or other termination clauses and may require payment of a fee. Since many of the commitment amounts expire without being drawn upon, the total commitment amounts do not necessarily represent future cash requirements.

     The following is a summary of the commitments outstanding at December 31, 2005 and 2004.

                                        DECEMBER 31,
                                   -----------------------
                                    2005     2004     2003
                                   ------   ------   -----
                                      (DOLLARS
                                    IN THOUSANDS)
Commitments to extend credit ...   63,516   10,034   4,026
Standby letters of credit ......      207      133     240
                                   ------   ------   -----
                                   63,723   10,167   4,266
                                   ======   ======   =====

     Commitments to extend credit include unused commitments for open-end lines secured by 1-4 family residential properties, commitments to fund loans secured by commercial real estate, construction loans, land development loans and other unused commitments. Commitments to fund commercial, commercial real estate, construction and land development loans increased by $50.8 million at December 31, 2005 compared to 2004. This increase is due to the growth and development in our market area. A significant portion of the increase in outstanding commitments is in 1-4 family residential construction and development.

ASSET/LIABILITY MANAGEMENT

     It is our objective to manage assets and liabilities to provide a satisfactory, consistent level of profitability within the framework of established cash, loan, investment, borrowing, and capital policies. Certain of our officers are charged with the responsibility for monitoring policies and procedures that are designed to ensure acceptable composition of the asset/liability mix.

     Our asset/liability mix is monitored on a regular basis with a report reflecting the interest rate sensitive assets and interest rate sensitive liabilities being prepared and presented to the board of directors and management's asset/liability committee on a quarterly basis. The objective is to monitor interest rate sensitive assets and liabilities so as to minimize the impact of substantial movements in interest rates on earnings. An asset or liability is considered to be interest rate-sensitive if it will reprice or mature within the time period analyzed, usually one year or less. The interest rate-sensitivity gap is the difference between the interest-earning assets and interest-bearing liabilities scheduled to mature or reprice within such time period. A gap is considered positive when the amount of interest rate-sensitive assets exceeds the amount of interest rate-sensitive liabilities. A gap is considered negative when the amount of interest rate-sensitive liabilities exceeds the interest rate-sensitive assets. During a period of rising interest rates, a negative gap would tend to adversely affect net interest income, while a positive gap would tend to result in an increase in net interest income. Conversely, during a period of falling interest rates, a negative gap would tend to result in an increase in net interest income, while a positive gap would tend to adversely affect net interest income. If our assets and liabilities were equally flexible and moved concurrently, the impact of any increase or decrease in interest rates on net interest income would be minimal.

     A simple interest rate "gap" analysis by itself may not be an accurate indicator of how net interest income will be affected by changes in interest rates. Accordingly, we also evaluate how the repayment of particular assets and liabilities is impacted by changes in interest rates. Income associated with interest-earning assets and costs associated with interest-bearing liabilities may not be affected uniformly by changes in interest rates. In addition, the magnitude and duration of changes in interest rates may have a significant impact on net interest income. For example, although certain assets and liabilities may have similar maturities or periods of repricing, they may react in different degrees to changes in market interest rates. Interest rates on certain types of assets and liabilities fluctuate in advance of changes in general market rates, while interest rates on other types may lag behind changes in general market rates. Prepayment and early withdrawal levels also could deviate significantly from those assumed in calculating the interest rate gap. The ability of many borrowers to service their debts also may decrease in the event of an interest rate increase.

                        ANALYSIS OF INTEREST SENSITIVITY
                             AS OF DECEMBER 31, 2005
                             (DOLLARS IN THOUSANDS)

                                                  0 - 3     3 - 12   OVER 1
                                                  MONTHS    MONTHS    YEAR     TOTAL
                                                 -------   -------   ------   -------
Interest-earning assets:
   Interest-bearing deposits in banks                 64                           64
   Securities                                        746    13,311   25,758    39,815
   FHLB stock                                        814                          814
   Federal funds sold                              6,116                        6,116
   Loans                                         163,019    28,999   72,046   264,064
                                                 -------   -------   ------   -------
      Total interest-earning assets              170,759    42,310   97,804   310,873
                                                 -------   -------   ------   -------
Interest-bearing liabilities:
   Interest-bearing demand deposits               59,679                       59,679
   Savings and money markets                      32,562                       32,562
   Time deposits                                  29,175    69,379   55,086   153,640
   Federal Home Loan Bank borrowings               5,000     5,000             10,000
                                                 -------   -------   ------   -------
      Total interest-bearing liabilities         126,416    74,379   55,086   255,881
                                                 -------   -------   ------   -------
Interest rate sensitivity gap                     44,343   (32,069)  42,718    54,992
                                                 =======   =======   ======   =======
Cumulative interest rate sensitivity gap          44,343    12,274   54,992
                                                 =======   =======   ======

                                                  0 - 3     3 - 12   OVER 1
                                                  MONTHS    MONTHS    YEAR     TOTAL
                                                 -------   -------   ------   -------
Interest rate sensitivity gap ratio                 1.35      0.57     1.78
                                                 =======   =======   ======
Cumulative interest rate sensitivity gap ratio      1.35      1.06     1.21
                                                 =======   =======   ======

     The above table summarizes our interest-sensitive assets and liabilities as of December 31, 2005. Adjustable rate loans are included in the period in which their interest rates are scheduled to adjust. Fixed rate loans are included in the periods in which they are anticipated to be repaid based on scheduled maturities and anticipated prepayments. Investment securities are included in their period of maturity while mortgage backed securities are included according to expected repayment. Certificates of deposit are presented according to contractual maturity.

     At December 31, 2005 our cumulative one-year interest rate sensitivity gap ratio was 121%. Our targeted ratio is 80% to 120%. This indicates that the interest-earning assets will reprice during this period at a rate faster than the interest-bearing liabilities. Our experience has been that not all liabilities shown as being subject to repricing will in fact reprice with changes in market rates. We have a base of core deposits consisting of interest bearing checking accounts and savings accounts whose average balances and rates paid thereon will not fluctuate with changes in the levels of market interest rates.

EFFECTS OF INFLATION

     Our consolidated financial statements and related data presented herein have been prepared in accordance with generally accepted accounting principles which require the measure of financial position and operating results in terms of historic dollars, without considering changes in the relative purchasing power of money over time due to inflation.

     Inflation generally increases the costs of funds and operating overhead, and to the extent loans and other assets bear variable rates, the yields on such assets. Unlike most industrial companies, virtually all of the assets and liabilities of a financial institution are monetary in nature. As a result, interest rates generally have a more significant effect on the performance of a financial institution than the effects of general levels of inflation. In addition, inflation affects financial institutions' cost of goods and services purchased, the cost of salaries and benefits, occupancy expense and similar items. Inflation and related increases in interest rates generally decrease the market value of investments and loans held and may adversely affect liquidity, earnings and stockholders' equity. Mortgage originations and refinancings tend to slow as interest rates increase, and likely will reduce our volume of such activities and the income from the sale of residential mortgage loans in the secondary market.

CONTRACTUAL OBLIGATIONS

     The follow table sets forth certain contractual obligations as of December 31, 2005.

                                                   PAYMENT DUE BY PERIOD
                               -------------------------------------------------------------
                                             LESS THAN 1                           MORE THAN
   CONTRACTUAL OBLIGATIONS        TOTAL          YEAR      1-3 YEARS   3-5 YEARS    5 YEARS
   -----------------------     -----------   -----------   ---------   ---------   ---------
Long-term Debt Obligations              --            --       --          --          --
Capital Lease Obligations               --            --       --          --          --
Operating Lease Obligations    $   139,000   $   139,000       --          --          --
Purchase Obligations           $ 1,190,000   $ 1,190,000       --          --          --
Other Long-term liabilities*   $10,000,000   $10,000,000       --          --          --
Total                          $11,329,000   $11,329,000       --          --          --

*    Consists of Federal Home Loan Bank borrowings.

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

     See the discussion under "Asset/Liability Management" above.

ITEM 3. PROPERTIES.

     We own all of our branches. Our Heard County office is located at 101 Main Street, Franklin, Georgia 30217. Our Carroll County office is located at 100 Tom Reeve Drive, Carrolton, Georgia 30117. Our Haralson County office is located at 102 Stockbridge Blvd., Bremen, Georgia 30110. We are currently constructing branches for our Banks, Habersham, Jackson, Muscogee and Whitfield County locations. We will operate out of temporary modular facilities or leased strip-shopping center space until construction of each respective branch is completed. We believe that our properties are in good condition and suitable for our operations.

ITEM 4. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT.

     Security Ownership of Certain Beneficial Owners. The following table sets forth the beneficial ownership of our common stock as of April 20, 2006 by each person (including any group) who is known to us to be the beneficial owner of more than 5% of our common stock.

                              NUMBER OF SHARES OF
NAME AND ADDRESS OF              COMMON STOCK
BENEFICIAL OWNER            BENEFICIALLY OWNED (1)   PERCENTAGE
-------------------         ----------------------   ----------
Dennis H. McDowell
227 West Lake Shore Drive
Carrollton, GA 30117                354,187             5.00%

(1) The information shown above is based upon information furnished by the named persons and based upon "beneficial ownership" concepts set forth in rules promulgated under the Exchange Act. Under such rules, a person is deemed to be a "beneficial owner" of a security if that person has or shares "voting power," which includes the power to vote or to direct the voting of such security, or "investment power," which includes the power to dispose or to direct the disposition of such security. A person is also deemed to be a beneficial owner of any security of which that person has the right to acquire beneficial ownership within 60 days. In accordance with SEC rules, percentages were calculated based on the amount of outstanding shares plus, for each such person or group, any shares that person or group has the right to acquire within 60 days through stock options or other rights.

     Security Ownership of Management. The following table sets forth the beneficial ownership of our common stock as of April 20, 2006 by (i) each director; (ii) our President and Chief Executive Officer; and (iii) all of the directors and our President and Chief Executive Officer as a group.

Name                               Positions Held        Shares Owned(1, 2)    Percentage(2)
----                          ------------------------   ------------------    -------------
Gregory S. Akins              Senior Credit Officer            32,000               0.45%
Roy L. Denney                 Director                        161,500(3)            2.28%
Walter D. Duke                Director                        141,689               2.00%
Page E. Goodson               Chief Operations Officer         78,857(4)            1.11%
Wyche T. Green, III           Director                         20,541               0.29%
Greg M. Hagan                 Director                         96,074               1.36%
George B. Hamil, Jr.          Director                         91,859(5)            1.30%
Terry L. Harper               Director                         22,374               0.32%

Name                               Positions Held        Shares Owned(1, 2)    Percentage(2)
----                          ------------------------   ------------------    -------------
Emmett K. Harrod              Director                         31,386               0.44%
Howard J. Lindsey             Director                        112,083               1.58%
Teresa L. Martin              Chief Financial Officer          40,705(6)            0.57%
Dennis H. McDowell            Director                        354,187               5.00%
Edward R. Newbern             Director                        192,280(7)            2.72%
Jackie L. Reed                Chief Executive                  67,290(8)            0.95%
                              Officer/Director
Carl R. Sewell, Jr.           Director                        131,958               1.86%
Bart R. Smith                 Director                         55,524               0.78%
Gleamer L. Smith, Jr.         Director                         83,333(9)            1.18%
David G. Sorrell              Director                         12,000               0.17%
Robert L. Stewart, Jr.        Director                         94,090(10)           1.33%
All directors and executive                                 1,819,730(11)          25.70%
officers as a group
(17 individuals)

----------
(1) The shares owned by each individual have been adjusted to include the effect of a 5-for-4 stock split that was paid by the Bank on November 11, 2004 (before the reorganization into a holding company structure), and a 4.25-for-3 stock split that was paid on June 30, 2005.

(2) The information shown above is based upon "beneficial ownership" concepts as set forth in rules promulgated under the Securities Exchange Act of 1934. Under such rules, a person is deemed to be a "beneficial owner" of a security if that person has or shares "voting power", which includes the power to vote, or to direct the voting of, such security, or has or shares "investment power", which includes the power to dispose, or to direct the disposition of, such security. A person is also deemed to be the beneficial owner of any security of which that person has the right to acquire beneficial ownership within 60 days.

(3)  Includes 14,000 shares held in Mr. Denny's spouse's retirement plan.

(4) Includes options for 29,514 shares that either are exercisable or become exercisable within 60 days.

(5) Includes 45,977 shares held for Mr. Hamil's account in the Southern Therapy Services, Inc. retirement plan.

(6) Includes options for 17,708 shares that are either exercisable or become exercisable within 60 days and 250 shares held by Ms. Martin as custodian for her minor child.

(7)  Includes 113,874 shares held in the Eddie G. Newbern Retirement Trust.

(8) Includes options for 35,416 shares that are either exercisable or become exercisable within 60 days.

(9) Includes 2,833 shares held in Mr. Smith's spouse's individual retirement plan.

(10) Includes 22,281 shares held in the Robert Long Stewart Sr. Family Limited Partnership and 2,236 shares held by him as custodian for his daughter.

(11) Includes options for 82,638 shares that are either exercisable or become exercisable within 60 days.

     Changes in Control. There are no arrangements that may result in a change of control of the Company.

ITEM 5. DIRECTORS AND EXECUTIVE OFFICERS.

     The following table gives certain information about the current members of our board of directors and our executive officers, including their ages as of April 20, 2006 and the positions they hold. Except for David G. Sorrell, who joined the board in 2006, each of our directors has served as a director since our incorporation in 2004. Our board of directors is divided into three classes of directors entitled Class I, Class II and Class III. Class I directors will serve until 2008, Class II directors will serve until 2009 and Class III directors will serve until 2007. Upon expiration of the initial terms, the directors of each class will be elected for terms of three years.

Name                     Class (if a director)   Age       Position(s) Held
----                     ---------------------   ---   ------------------------
Gregory S. Akins                                  48   Senior Credit Officer
Roy L. Denney                      I              63   Director
Walter D. Duke                    III             62   Director
Page E. Goodson                                   46   Chief Operations Officer
Wyche T. Green, III                II             34   Director
Greg M. Hagan                      I              46   Director
George B. Hamil, Jr.              III             52   Director
Terry L. Harper                   III             58   Director
Emmett K. Harrod                   I              59   Director
Howard J. Lindsey                 III             46   Director
Teresa L. Martin                                  35   Chief Financial Officer
Dennis H. McDowell                 II             63   Director
Edward R. Newbern                  I              39   Director
Jackie L. Reed                     II             55   Chief Executive Officer
                                                       /Director
Carl R. Sewell, Jr.                II             50   Director
Bart R. Smith                      I              39   Director
Gleamer L. Smith, Jr.              II             60   Director
David G. Sorrell                   II             54   Director
Robert L. Stewart, Jr.            III             53   Director

     The following text gives certain additional information concerning our directors and executive officers, including their business experience during the last five years.

     GREGORY S. AKINS. Mr. Akins is the Senior Credit Officer of the Bank. He previously served as Chief Financial Officer of Citizens Bank & Trust of West Georgia from 1982 until joining the Bank in June 2005. From 1980 to 1982 Mr. Atkins served as Assistant Bank Examiner with the Georgia Department of Banking and Finance. He graduated from the University of West Georgia in 1980 with a B.S. in accounting and resides in Bowden, Georgia.

     ROY L. DENNEY. Mr. Denney has been the CEO of Southern A & E, an architectural and engineering firm in Austell, Georgia since 1998. He has over 30 years of experience in the area of architecture, and graduated from Georgia Tech in 1965 with a B.A. in this field. He served as a director on the advisory board of Citizens & Southern National Bank (now Bank of America) from 1994 until 1997. Mr. Denny resides in Carrollton, Georgia.

     WALTER D. DUKE. Mr. Duke has been the owner of Walter D. Duke & Associates, a tax-consulting firm, since 1973. Mr. Duke is also a partner with Wiggins & Duke, where he has served as a sales representative for health aids since 1998. Mr. Duke graduated from Georgia State in 1965 with a B. B. A. and resides in Carrollton, Georgia. We believe that Mr. Duke qualifies as an audit committee financial expert under Item 401(h) of Regulation S-K.

     PAGE E. GOODSON. Mr. Goodson is the Chief Operations Officer of the Bank and the Company. He served as the Executive Vice President of Regions Bank of Heard County from August, 1996 until September, 2003 when he joined the Bank's organization efforts. Prior to that time he served on the Board of Directors and was the Executive Vice President of the Bank of Heard County in Franklin, Georgia, from 1982 until 1996. He graduated from the University of West Georgia in 1982 with a B.S. in Finance and resides in Carrollton, Georgia.

     WYCHE T. GREEN, III. Mr. Green has worked for Greenway Medical Technologies in Carrollton for over five years, serving as its President and CEO since 2000. He graduated from Auburn University in 1994 with a BA in management. Mr. Green resides in Carrollton, Georgia.

     GREG M. HAGAN. Mr. Hagan has served as Vice President of Operations and Chief Operating Officer for Franklin Aluminum Company in Franklin, Georgia since 1989. This firm has employed him in various positions since 1982. He has served on the advisory board of Regions Bank of Heard County and is a graduate of Purdue University. Mr. Hagan resides in Carrollton, Georgia.

     GEORGE B. HAMIL, JR. Mr. Hamil has served as President and CEO of Southern Therapy Services, Inc. in Carrollton, Georgia since 1985. He has a degree in physical therapy from the Medical College of Georgia, as well as a Masters of Education in Counseling from West Georgia College. Mr. Hamil has also been a partner in Southern Properties, a real estate investment firm in Carrollton, since 1988. He served on the advisory board of Regions Bank for over five years. Mr. Hamil resides in Carrollton, Georgia.

     TERRY L. HARPER. Mr. Harper has been an insurance agent with State Farm Insurance in Franklin, Georgia since 1980. He has also been an associate broker with Harper Realty in Franklin since 1980. In addition to his real estate and insurance licenses, he holds a series 6 and 63 license from the NASD. Mr. Harper served as a director of the Bank of Heard County from 1994 until Regions Bank acquired it in 1996. After that time, he served on the advisory board of Regions Bank of Heard County for five years. Mr. Harper resides in Roopville, Georgia.

     EMMETT K. HARROD. Mr. Harrod served as Judge of the Probate Court of Heard County in Franklin, Georgia from 1986 until his retirement in 2000. He currently owns Double H Farms in Ephesus, Georgia (Heard County), and is frequently called upon to use his legal experience as a mediator. Mr. Harrod has also served as president of Harrod Logging & Timber since 1980, and has been a partner in JCC Cattle Company since 1992. He served as a director of the Bank of Heard County from 1988 until Regions Bank acquired it in 1996. After that time, he served on the advisory board of Regions Bank of Heard County until April, 2003. Mr. Harrod resides in Roopville, Georgia.

     HOWARD J. LINDSEY. Dr. Lindsey is an orthodontist and has been the president of H. Jeffrey Lindsey, DMD, and PC in Carrollton, Georgia since 1986. He is a graduate of the University of Kentucky School of Dentistry, and received an MSD from the graduate school there. Dr. Lindsey is a founding trustee of the Georgia Dental Holding Company in Atlanta, a for-profit arm of the Georgia Dental Association that oversees insurance operations of the Association. He also served for five years as an advisory director of the Regions Bank of Carroll County from 1996 until 2001. Dr. Lindsey resides in Carrollton, Georgia.

     TERESA L. MARTIN. Mrs. Martin is the Chief Financial Officer of both the Bank and the Company. She previously served as Chief Financial Officer of Community Capital Bank in Jonesboro from February, 2003 until she joined the Bank's organizational effort in May, 2003. Prior to her employment with Community Capital Bank, Mrs. Martin was employed for 15 years with Community Trust Bank in Hiram where she served in various capacities. Mrs. Martin is a graduate of Kennesaw State University, receiving both undergraduate and MBA degrees. She holds a CPA license and resides in Douglasville, Georgia.

     DENNIS H. McDOWELL. Mr. McDowell is a builder/developer and has been the owner of D. H. McDowell & Associates in Carrollton, Georgia since 1969. He also has been the owner of Chattahoochee Mortgage & Investment and Secured Realty, both located in Carrollton, since 1994. Mr. McDowell served on the advisory board of Colonial Bank in Carrollton from 1999 until 2002. Mr. McDowell resides in Carrollton.

     EDWARD R. NEWBERN. Mr. Newbern is actively employed in the real estate development area as a partner in several real estate development operations in Carrollton, as well as controlling interest in the Riverview Retirement Living, LLC in Carrollton. He has been a real estate developer since 1991. Mr. Newbern resides in Bremen, Georgia.

     JACKIE L. REED. Mr. Reed has been the President/CEO of the Bank since its inception and has served in the same capacity for the Company since its formation. He was the president and CEO of Regions Bank of Carroll & Heard County from 1996 until his resignation in 2003. Prior to that time he was CEO of the Bank of Heard County in Franklin, Georgia, from 1994 until 1996. From 1977 until 1994 Mr. Reed served as Vice President and director of the Bank of Heard County. He graduated from the University of Alabama with a B.S. in Finance. Mr. Reed resides in Carrollton, Georgia.

     CARL R. SEWELL, JR. Mr. Sewell has been the president and manager of daily operations of The Ray Sewell Company in Bremen, Georgia, which is a family owned publishing, real estate and investment company, since 1978. He graduated from the University of Alabama with a B.S. in Marketing. Mr. Sewell resides in Bremen, Georgia.

     BART R. SMITH. Mr. Smith has been the assistant general manager of Don Rich Ford in Villa Rica, Georgia, which is owned by his family, since 1986. He resides in Villa Rica, Georgia.

     GLEAMER L. SMITH, JR. Mr. Smith is an attorney who has practiced in Carrollton, Georgia since 1983. He received a B.A. from the State University of West Georgia, and his Juris Doctor from the University of Georgia School of Law. He served on the Board of Citizens & Merchants Bank in Bremen, Georgia from 1981 to 1986. Mr. Smith resides in Carrollton, Georgia.

     DAVID G. SORRELL. Mr. Sorrell is the President of Sorrell and Associates, LLC, a financial services risk management and consulting firm. Prior to that time he served as the Commissioner of the Georgia Department of Banking & Finance from 2002 until 2005. Mr. Sorrell served in various capacities with the DBF since 1974 including Acting Commissioner, Sr. Deputy Commissioner, Deputy Commissioner for Supervision, and the Director of Administration. He also serves on the Bankers' Advisory Board of the Conference of State Bank Supervisors. Mr. Sorrell graduated from the University of Alabama with a B.S. in Finance in 1973 and from the Graduate School of Banking at the University of Wisconsin, Madison in 1985. He resides in Chamblee, Georgia.

     ROBERT L. STEWART, JR. Mr. Stewart has been associated with J. Smith Lanier & Company, an insurance firm in Carrollton, Georgia, since 1981 and became managing director of the firm in 1999. He is also a partner in several real estate sales & development companies in Franklin and Carrollton. Mr. Stewart served as an advisory director on the Regions Bank of Carroll County Board from 1997 until April 2003. He also worked as a loan officer at Carrollton State Bank from 1978 to 1981. Mr. Stewart resides in Carrollton, Georgia.

ITEM 6. EXECUTIVE COMPENSATION.

     The following table sets forth the cash and non-cash compensation awarded to or earned by Jackie L. Reed, who serves as our president and chief executive officer and Teresa L. Martin, who serves as our chief financial officer. No other executive officer earned over $100,000 in salary and bonus during 2005.

                           SUMMARY COMPENSATION TABLE

                                            ANNUAL COMPENSATION (1)           LONG-TERM COMPENSATION
                              ----------------------------------------   ------------------------------
                                                              OTHER         SECURITIES
                                                             ANNUAL         UNDERLYING       ALL OTHER
NAME AND PRINCIPAL POSITION   YEAR    SALARY     BONUS    COMPENSATION   OPTIONS GRANTED   COMPENSATION
---------------------------   ----   --------   -------   ------------   ---------------   ------------
Jackie L. Reed                2005   $175,000   $35,000      $32,054              --            --
   President and CEO          2004   $175,000        --      $32,054              --            --
                              2003   $125,419        --      $11,864         123,958            --

Teresa L. Martin              2005   $ 98,000   $19,600      $26,820          14,166            --
   Chief Financial Officer    2004   $ 98,000        --      $23,026              --            --
                              2003   $ 59,754        --      $ 8,651          26,563            --

(1) In accordance with the rules of the Securities and Exchange Commission, the compensation set forth in the table does not include medical, group life insurance or other benefits that are available to all salaried employees and certain perquisites and other benefits, securities or property that do not exceed the lesser of $50,000 or 10% of the officer's salary and bonus shown in the table.

STOCK OPTIONS

     The following table sets forth information in regard to stock options granted in 2005 to the executive officers named in the summary compensation table above. These options vest at the rate of 33.3% per year beginning on the first anniversary of the date of grant.

                                                                             POTENTIAL REALIZABLE VALUE AT
                    NUMBER OF      PERCENT OF                                   ASSUMED ANNUAL RATES OF
                    SECURITIES    TOTAL OPTIONS                                STOCK PRICE APPRECIATION
                    UNDERLYING     GRANTED TO     EXERCISE OR                       FOR OPTION TERM
                     OPTIONS        EMPLOYEES      BASE PRICE   EXPIRATION   -----------------------------
NAME               GRANTED (#)   IN FISCAL YEAR      ($/SH)        DATE              5%         10%
----               -----------   --------------   -----------   ----------        --------   --------
Jackie L. Reed            --            --               --             --              --         --
Teresa L. Martin      14,166          3.74%          $12.50      8/17/2015        $111,362   $282,212

     None of the executive officers named above exercised any options during 2005. The following table sets forth information regarding the fiscal year-end value of unexercised options for the executives named above. The value of unexercised options at December 31, 2005 was determined using $12.50 at the fair market value of our common stock, which was the last known trade prior to December 31, 2005.

                      NUMBER OF SECURITIES        VALUE OF UNEXERCISED
                     UNDERLYING UNEXERCISED       IN-THE-MONEY OPTIONS
                     OPTIONS AT FY-END (#)           AT FY-END ($)
NAME               EXERCISABLE/UNEXERCISABLE   EXERCISABLE/UNEXERCISABLE
----               -------------------------   -------------------------
Jackie L. Reed           35,417/88,541             $242,606/$606,506
Teresa L. Martin         17,708/23,021              $121,300/$60,657

DIRECTOR COMPENSATION

     Through December 31, 2005 we did not separately compensate our directors for their service as directors. Beginning in 2006 we started paying directors $250 for each board meeting attended and $100 for each committee meeting attended. Our chairman is paid $500 per board meeting and $200 per committee meeting.

EMPLOYMENT AGREEMENTS

     Jackie L. Reed. Mr. Reed's contract provides that we will employ him as President and Chief Executive Officer of the Bank. It has an initial term of five years and will be automatically extended for an additional year on the initial termination date and each anniversary thereafter unless either party gives the other 90 days prior written notice.

     Mr. Reed's initial annual base salary was $175,000. He is entitled to receive annually an increase in salary as may be determined by the board of directors. In addition to his salary, Mr. Reed will receive customary perquisites and will be eligible for such incentives and performance bonuses as may be authorized by the board of directors in its sole discretion. Mr. Reed was granted stock options to acquire 70,000 shares of our common stock at an exercise price per share of $10.00 (by virtue of two stock splits these options have been adjusted so that they now entitle Mr. Reed to acquire 123,958 shares of common stock at an exercise price of $5.65 per share). These options vest over a seven-year period and expire upon the earlier of (i) the tenth anniversary of the date of grant or (ii) three months after the termination of Mr. Reed's employment with the Bank. The vesting period accelerates in the event that Mr. Reed is terminated without cause, in the case of a change in control transaction, or in the event of Mr. Reed's death or disability.

     If Mr. Reed's employment is terminated without cause he will be entitled to severance pay equal to two month's salary. If Mr. Reed's employment is terminated within one year after a change in control transaction (except for a "for cause" termination), or if Mr. Reed leaves the Bank for "good reason" during this period, he will be entitled to receive his salary through the month of the termination and severance pay equal to two times his then existing base salary. Mr. Reed may also leave the Bank's employ within 90 days after a change in control, in which case he would be entitled to the severance payment. This payment is in addition to other amounts owed to Mr. Reed pursuant to the agreement.

     Mr. Reed's employment agreement provides that in the event of his termination from employment, he will not work in a similar capacity for a competing banking business within 20 miles of our primary location in Franklin, Georgia for a period of one year. Mr. Reed will also be restricted on the disclosure and use of our confidential information and trade secrets. In addition, he will be restricted in his ability to solicit our employees or customers.

     Teresa L. Martin. Ms. Martin's contract provides that we will employ her as Chief Financial Officer of the Bank. It has an initial term of five years and will be automatically extended for an additional year on the initial termination date and each anniversary thereafter unless either party gives the other 90 days prior written notice.

     Ms. Martin's initial annual base salary was $98,000. She will be entitled to receive annually an increase in salary as may be determined by the Bank's Board of Directors. In addition to her salary, Ms. Martin will receive customary perquisites and will be eligible for such incentives and performance bonuses as may be authorized by the Board of Directors in its sole discretion. Ms. Martin was initially granted stock options to acquire 15,000 shares of common stock at an exercise price per share of $10.00 (by virtue of two stock splits these options have been adjusted so that they now entitle Ms. Martin to acquire 26,549 shares of common stock at an exercise price of $5.65 per share). These options vest over a three-year period and expire upon the earlier of (i) the tenth anniversary of the date of grant or (ii) three months after the termination of Ms. Martin's employment with the Bank. The vesting period accelerates in the event that Ms. Martin is terminated without cause, in the case of a change in control transaction, or in the event of her death or disability.

     If Ms. Martin's employment is terminated without cause she will be entitled to severance pay equal to two month's salary.

     If Ms. Martin's employment is terminated within one year after a change in control transaction (except for a "for cause" termination), or if Ms. Martin leave the Bank for "good reason" during this period, she will be entitled to receive her salary through the month of the termination and severance pay equal to two times her then existing base salary. Ms. Martin may also leave the Bank's employ within 90 days after a change in control, in which case she would be entitled to the severance payment. This payment is in addition to other amounts owed to Ms. Martin pursuant to the agreement.

     Ms. Martin's employment agreement will provide that in the event of her termination from employment, she will not work in a similar capacity for a competing banking business within 20 miles of the Bank's primary location in Franklin, Georgia for a period of one year. Ms. Martin will also be restricted on the disclosure and use of the Bank's confidential information and trade secrets. In addition, she will be restricted in his ability to solicit Bank employees or Bank customers.

COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION

     The primary functions of the Compensation Committee are to evaluate and administer the compensation of the Company's Chief Executive Officer and other executive officers and to review the general compensation programs of the Company. The current members of the Compensation Committee are: Wyche T.
Green III, Greg M. Hagan and Edward R. Newbern. No member of the Committee is an employee of the Company or any subsidiary of the Company or was formerly an officer of the Company or one of its subsidiaries.

COMPENSATION COMMITTEE REPORT

     The Compensation Committee is responsible for evaluating the remuneration of executives of the Company to provide competitive levels of compensation which take into account the annual and long-term performance goals, whether there has been above average corporate performance, the levels of an individual's initiative, responsibility and achievements, and the need of the Company to attract and retain well trained and highly motivated executives. The Committee fixes the compensation of the CEO and the other executive officers. All decisions by the Committee relating to the compensation of the CEO and the other executive officers are reviewed by the full Board of Directors.

     Executive officers' overall compensation is intended to be consistent with the compensation paid to executives of financial institutions and of other companies similar in size, complexity, and character to the Company, provided that the performance of the Company and the executive officer warrants the compensation being paid.

     Mr. Reed's annual base compensation for 2005 was $175,000, which was the same as his annual base compensation for 2004. In 2006, Mr. Reed received incentive compensation of $35,000 for his performance in 2005. In determining Mr. Reed's compensation for 2005, the Committee considered the Company's performance in regard to the following factors: growth of loans and checking account balances; general growth of the Bank's franchise; credit quality; service quality; and safety and soundness.

                             Compensation Committee:

                             Wyche T. Green III
                             Greg M. Hagan
                             Edward R. Newbern

ITEM 7. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS.

     Certain of our directors and executive officers, members of their families and companies or firms with which they are associated are customers of and have had banking transactions with us in the ordinary course of business, and such transactions are expected to continue in the future. All loans and commitments to loan included in such transactions were made on substantially the same terms, including interest rates and collateral, as those prevailing at the time for comparable transactions with other persons and, in the opinion of management, did not involve more than a normal risk of collectability or present other unfavorable features. None of such loans outstanding to directors, executive officers or their affiliates have ever been non-performing and all are currently being repaid according to their original terms. The aggregate amount of indebtedness from directors and executive officers (including their affiliates) as of December 31, 2005, including extensions of credit or overdrafts, endorsements and guarantees outstanding on such date, was $10,719,275, which equaled 18.8% of our total equity capital as of that date. Less than 5% of these loans were installment loans to individuals. These loans are secured by real estate and other suitable collateral to the same extent, including loan to value ratios, as loans to similarly situated unaffiliated borrowers. We anticipate making related party loans in the future to the same extent as we have in the past.

ITEM 8. LEGAL PROCEEDINGS.

     We are not a party to any pending legal proceedings other than routine proceedings that are incidental to our business.

ITEM 9. MARKET PRICE OF AND DIVIDENDS ON THE REGISTRANT'S COMMON EQUITY AND RELATED SHAREHOLDER MATTERS.

     No public market exists for our common stock, and there can be no assurance that a public trading market for our common stock will develop. As of April 20, 2006, there were approximately 923 holders of record of our common stock. 839,806 shares of common stock are presently subject to outstanding options to purchase such shares. Management does not have any reliable information regarding the volume, type and price of any trading activity in our common stock. It believes, however, that there has been only limited arms' - length trading in the Stock.

     We have not paid dividends since inception and do not expect to pay dividends in the foreseeable future. The principal source of our cash flow, including cash flow to pay dividends and do not expect to pay dividends in the foreseeable future to our shareholders, comes from dividends that our bank subsidiary pays to us as its sole shareholder. Because the Bank has not earned a profit through December 31, 2005 it cannot pay cash dividends to us without prior regulatory approval. Statutory and regulatory limitations apply to the Bank's payment of dividends to us, as well as our payment of dividends to our shareholders. For a complete discussion on the restrictions on dividends, see "Part I, Item 1, Supervision and Regulation - Payment of Dividends."

     The following table sets forth certain information relating to our 2004 stock option plan. The information below is as of December 31, 2005.

                      EQUITY COMPENSATION PLAN INFORMATION

                                                                                        (c)
                                                                                ------------------
                                                                                      Number
                                                                                   of securities
                                            (a)                                      remaining
                                     -----------------                             available for
                                         Number of                                future issuance
                                      securities to be            (b)              under equity
                                        issued upon      --------------------      compensation
                                        exercise of        Weighted-average      plans (excluding
                                        outstanding        exercise price of        securities
                                     options, warrants   outstanding options,        reflected
                                         and rights      warrants and rights.      in column (a)
                                     -----------------   --------------------   ------------------
Plan Category
Equity compensation plans
   approved by security holders...        793,322                $8.82                233,762
Equity compensation plans not
   approved by security holders...         46,484*               $5.65                     --
Total.............................        839,806                $8.64                233,762
                                          -------                -----                -------

* These consist of options granted to a former employee as a part of a severance package.

ITEM 10. RECENT SALES OF UNREGISTERED SECURITIES.

     On or around August 26, 2005, we commenced a private placement of up to 3,200,000 shares of common stock for $12.50 per share. All of these shares were sold by March 31, 2006. The shares were sold pursuant to exemptions from registration contained in Section 4(2) of the Securities Act of 1933 and Rule 506 promulgated thereunder.

     We also maintain a Key Person Stock Purchase Plan whereby we sell shares of our common stock to employees, directors or officers who are identified as key persons in our organization. This plan was adopted on September 15, 2005 and through March 31, 2006 we have sold 77,662 shares under the plan for a total price of $970,775. The shares sold pursuant to our Key Person Stock Purchase Plan are being offered and sold pursuant to the exemption from registration provide by Rule 701 of the Securities Act of 1933, as amended.

ITEM 11. DESCRIPTION OF REGISTRANT'S SECURITIES TO BE REGISTERED.

     We have only one class of securities, which is our common stock. Our articles of incorporation, as amended effective April 25, 2006, authorize us to issue up to 100,000,000 shares of common stock, no par value. Each share of common stock is entitled to one vote on each matter submitted to a vote at a meeting of shareholders. Our common stock does not carry preemptive rights.

     Holders of our common stock are entitled to dividends when and if declared by our board of directors. As a bank, however, we are restricted in our ability to pay dividends. See Item 9 above for a description of the restrictions on our ability to declare and pay dividends.

ITEM 12. INDEMNIFICATION OF DIRECTORS AND OFFICERS.

     Our articles of incorporation provide that the personal liability of a director or of a shareholder is eliminated as fully as permitted by the Georgia Business Corporation Code.

     Subsection (a) of Section 14-2-851 of the Georgia Business Corporation Code provides that a corporation may indemnify or obligate itself to indemnify an individual made a party to a proceeding because he or she is or was a director against liability incurred in the proceeding if such individual conducted himself or herself in good faith and such individual reasonably believed, in the case of conduct in an official capacity, that such conduct was in the best interests of the corporation and, in all other cases, that such conduct was at least not opposed to the best interests of the corporation and, in the case of any criminal proceeding, such individual had no reasonable cause to believe such conduct was unlawful. Subsection (d) of Section 14-2-851 of the Georgia Business Corporation Code provides that a corporation may not indemnify a director in connection with a proceeding by or in the right of the corporation except for reasonable expenses incurred if it is determined that the director has met the relevant standard of conduct, or in connection with any proceeding with respect to conduct under Section 14-2-851 of the Georgia Business Corporation Code for which he was adjudged liable on the basis that personal benefit was improperly received by him. Notwithstanding the foregoing, pursuant to Section 14-2-854 of the Georgia Business Corporation Code a court may order a corporation to indemnify a director or advance expenses if such court determines that the director is entitled to indemnification under the Georgia Business Corporation Code or that the director is fairly and reasonably entitled to indemnification in view of all the relevant circumstances, whether or not such director met the standard of conduct set forth in subsections (a) and (b) of Section 14-2-851 of the Georgia Business Corporation Code, failed to comply with Section 14-2-853 of the Georgia Business Corporation Code or was adjudged liable as described in paragraph (1) or (2) of subsection (d) of Section 14-2-851 of the Georgia Business Corporation Code.

     Section 14-2-852 of the Georgia Business Corporation Code provides that to the extent that a director has been successful, on the merits or otherwise, in the defense of any proceeding to which he was a party, because he or she is or was a director of the corporation, the corporation shall indemnify the director against reasonable expenses incurred by the director in connection therewith.

     Section 14-2-857 of the Georgia Business Corporation Code provides that a corporation may indemnify and advance expenses to an officer of the corporation who is a party to a proceeding because he or she is an officer of the corporation to the same extent as a director and if he or she is not a director to such further extent as may be provided in its articles of incorporation, bylaws, action of its board of directors or contract except for liability arising out of conduct specified in Section 14- 2-857(a)(2) of the Georgia Business Corporation Code. Section 14-2-857 of the Georgia Business Corporation Code also provides that an officer of the corporation who is not a director is entitled to mandatory indemnification under Section 14-2-852 and is entitled to apply for court ordered indemnification or advances for expenses under Section 14-2-854, in each case to the same extent as a director. In addition, Section 14-2-857 provides that a corporation may also indemnify and advance expenses to an employee or agent who is not a director to the extent, consistent with public policy, that may be provided by its articles of incorporation, bylaws, action of its board of directors or contract.

     Notwithstanding the foregoing, the elimination of personal liability shall not apply to: (a) any appropriation, in violation of his or her duties, of any business opportunity of the Bank; (b) acts or omissions not in good faith or which involve intentional misconduct or knowing violation of the law; (c) any transaction from which the director derived an improper personal benefit; or (d) liabilities relating to a director's voting in favor of an unauthorized dividend.

ITEM 13. FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA.

     Our financial statements for the periods ended December 31, 2003, 2004 and 2005 are attached as Exhibit 13 to this registration statement and incorporated herein by reference. The following information sets forth certain quarterly data over the last three years.

                                   2005 QUARTER ENDED
                            -------------------------------
                             3/31     6/30    9/30    12/31
                            ------   -----   -----   ------
Interest Income             $2,720   3,223   3,740    4,754
Interest Expense             1,171   1,388   1,674    2,060
Net Interest Income          1,549   1,835   2,066    2,694
Provision for Loan Loss         89     281     579      866
Net Income (loss)              491     571    (478)  (1,449)
Income Per Share, basic       0.14    0.15   (0.13)   (0.25)
Income Per Share, diluted     0.13    0.14   (0.13)   (0.25)

                                  2004 QUARTER ENDED
                            -----------------------------
                             3/31    6/30    9/30   12/31
                            -----   -----   -----   -----
Interest Income               973   1,506   1,966   2,309
Interest Expense              355     576     806     972
Net Interest Income           618     930   1,160   1,337
Provision for Loan Loss       369     370     268     270
Net Income (loss)            (614)   (136)     96     178
Income Per Share, basic     (0.20)  (0.05)   0.03    0.06
Income Per Share, diluted   (0.20)  (0.05)   0.03    0.06

                                 2003 QUARTER ENDED
                            ---------------------------
                            3/31   6/30   9/30    12/31
                            ----   ----   ----   ------
Interest Income              --     --     --       295
Interest Expense             --     --     --        73
Net Interest Income          --     --     --       222
Provision for Loan Loss      --     --     --       460
Net Income (loss)            --     --     --    (1,598)
Income Per Share, basic      --     --     --     (0.53)
Income Per Share, diluted    --     --     --     (0.53)

ITEM 14. CHANGES AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE.

     There have been no changes in or disagreements with our independent accountants.

ITEM 15. FINANCIAL STATEMENTS AND EXHIBITS.

     (a) The following financial statements are filed as a part of this registration statement:

          -    Consolidated Balance Sheet at March 31, 2006

          -    Consolidated Statements of Operations and Comprehensive Income
               (Loss) for the Three Months ended March 31, 2006 and 2005

          - Consolidated Statements of Cash Flows for the Three Months Ended March 31, 2006 and 2005

          -    Notes to Consolidated Interim Fianancial Statements

          -    consolidated balance sheets as of December 31, 2005 and 2004;

          - consolidated statements of operation for the years ended December 31, 2005 and 2004 and period from April 14, 2003 to December 31, 2003;

          - consolidated statements of comprehensive loss for the years ended 2005 and 2004 and period from April 14, 2003 to December 31, 2003;

          - consolidated statements of stockholders' equity for the years ended 2005 and 2004 and period from April 14, 2003 to December 31, 2003;

          - consolidated statements of cash flows for the years ended December 31, 2005 and 2004 and period from April 14, 2003 to December 31, 2003; and

          -    notes to the consolidated financial statements.

     (b)  The following exhibits are furnished with this registration statement.

EXHIBIT NO.   NAME OF EXHIBIT
-----------   ---------------
3.1           Articles of Incorporation, as amended (incorporated by reference to exhibit 3.1 to Registrant's Form 10 filed with the SEC on
              May 1, 2006)

3.2           Bylaws (incorporated by reference to exhibit 3.2 to Registrant's
              Form 10 filed with the SEC on May 1, 2006)

10.1          2004 Stock Option Plan (incorporated by reference to exhibit 10.1 of Registrant's Form 10 filed with the SEC on May 1, 2006)

10.2 Employment Agreement with Jackie L. Reed (incorporated by reference to exhibit 10.2 to Registrant's Form 10 filed with the SEC on May 1, 2006)

10.3 Employment Agreement with Teresa L. Martin (incorporated by reference to exhibit 10.3 to Registrant's Form 10 filed with the SEC on May 1, 2006)

10.4          Employment Agreement with Gregory S. Akins

10.5 Employment Agreement with Page E. Goodson (incorporated by reference to exhibit 10.5 of Registrant's Form 10 filed with the SEC on May 1, 2006)

13            Interim unaudited Financial Statements for the quarter ended
              March 31, 2006 and undited Financial Statements for the years ended December 31, 2005 and 2004 and the period from April 14, 2003 to December 31, 2003.

21 List of Subsidiaries (incorporated by reference to exhibit 21 to Registrant's Form 10 filed with the SEC on May 1, 2006)


                                   SIGNATURES

     Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.

                                        FGBC BANCSHARES, INC.


                                        By: /s/ Teresa L. Martin
                                            ------------------------------------
                                            Teresa L. Martin, Chief Financial
                                            Officer

                                        Date:  June 28, 2006
Attest:


/s/ Christine A. Swanson
-------------------------------------
Christine A. Swanson, Co-Secretary


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